SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        INITIAL REGISTRATION STATEMENT TO
                                    FORM S-6

                    FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                  TRUSTS REGISTERED ON FORM N-8B-2 (811-05213)

A.       Exact name of trust:       IDS Life of New York Account 8

B.       Name of depositor:         IDS LIFE INSURANCE COMPANY OF NEW YORK

C.       Complete address of depositor's principal executive offices:

         20 Madison Avenue Ext. Albany, NY  12203

D.       Name and complete address of agent for service:

                            Mary Ellyn Minenko, Esq.
                           IDS Life Insurance Company
                           50607 AXP Financial Center
                          Minneapolis, Minnesota 55474

E.       Title of securities being registered:

               Flexible Premium Variable Life Insurance Policy

F.       Approximate date of proposed public offering: as soon as practicable.

Prospectus
(DATE)

American Express Variable Universal Life III(SM), a Flexible Premium Variable Life Insurance Policy

IDS Life of New York Account 8

Issued and sold by:   IDS Life Insurance Company of New York
                      (IDS Life of New York)
                      20 Madison Avenue Extension
                      Albany, NY 12203
                      Telephone: 800-541-2251

This prospectus contains information about the life insurance policy that you should know before investing. You also will receive prospectuses for the underlying funds that are investment options under your policy. Please read all prospectuses carefully and keep them for future reference.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the accuracy of this prospectus. Any representation to the contrary is a criminal offense.

An investment in this policy is not a deposit of a bank or financial institution and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. An investment in this policy involves investment risk including possible loss of principal.

Table of contents

The Policy in Brief                                         4
Loads, Fees and Charges                                     6
        Fund expenses                                       6
        Premium expense charge                              8
        Monthly deduction                                   9
        Surrender charge                                   10
        Partial surrender fee                              12
        Mortality and expense risk charge                  12
Purchasing Your Policy                                     13
        Application                                        13
        Right to examine policy                            14
        Premiums                                           14
Keeping The Policy in Force                                15
        No lapse guarantee                                 15
        Grace period                                       15
        Reinstatement                                      15
The Variable Account                                       16
The Funds                                                  17
Rates of Return of the Funds and Subaccounts               23
The Fixed Account                                          28
Policy Value                                               29
        Fixed account value                                29
        Subaccount values                                  30
Proceeds Payable Upon Death                                31
        Change in death benefit option                     33
        Changes in specified amount                        33
        Misstatement of age or sex                         34
        Suicide                                            34
        Beneficiary                                        34
Transfers between the Fixed Account and  Subaccounts       34
        Fixed account  transfer policies                   35
        Minimum  transfer  amounts                         35
        Maximum  transfer  amounts                         35
        Maximum  number of transfers per year              35
        Two ways to request a transfer, loan or surrender  35
        Automated  transfers                               36
        Automated dollar-cost averaging                    36
Policy Loans                                               37
Policy Surrenders                                          38
        Total surrenders                                   39
        Partial surrenders                                 39
        Allocations of partial surrenders                  39
        Effects of partial surrenders                      39
        Taxes                                              39
        Exchange right                                     39
Optional Insurance Benefits                                40
        Waiver of monthly deduction                        40
        Accidental death benefit                           40
        Other insured rider                                40
        Children's insurance rider                         40
        Automatic increase benefit rider                   40

Payment of Policy Proceeds                                 41
Federal Taxes                                              43
        IDS Life of New York's tax status                  43
        Taxation of policy proceeds                        43
        Modified endowment contracts                       44
        Other tax considerations                           45
IDS Life of New York                                       46
        Ownership                                          46
        State regulation                                   46
        Distribution of the policy                         46
        Legal proceedings                                  46
        Year 2000                                          47
        Experts                                            47
Management of IDS Life of New York                         48
Other Information                                          50
        Substitution of investments                        50
        Voting rights                                      50
        Reports                                            51
Policy Illustrations                                       51
Key Terms                                                  55

The Policy in Brief

Purpose: The purpose of the policy is to provide life insurance protection on the life of the insured and to build policy value. The policy provides a death benefit that we pay to the beneficiary upon the insured's death. As in the case of other life insurance policies, it may not be advantageous to purchase this policy as a replacement for, or in addition to an existing life insurance policy.

The policy allows you, as the owner, to allocate your net premiums, or transfer policy value, to:

The variable account, consisting of subaccounts, each of which invests in a fund with a particular investment objective. You may direct premiums to any or all of these subaccounts. Your policy's value may increase or decrease daily, depending on the investment return. No minimum amount is guaranteed. (p. 16)

The fixed account, which earns interest at rates that are adjusted periodically by IDS Life of New York. This rate will never be lower than 4.0%. (p. 28)

Purchasing your policy: To apply, send a completed application and premium payment to IDS Life of New York's home office. You will need to provide medical and other evidence that the person you propose to insure (yourself or someone else) is insurable according to our underwriting rules before we can accept your application. (p. 13)

Right to examine policy: You may return your policy for any reason and receive a full refund of your premiums by mailing us the policy and a written request for cancellation within a specified period. (p. 14)

Premiums: In applying for your policy, you state how much you intend to pay and whether you will pay quarterly, semiannually or annually. You may also make additional, unscheduled premium payments subject to certain limits. You cannot make premium payments on or after the maturity date. We may refuse premiums in order to comply with the Code. (p. 14)

No lapse guarantee: A feature of the policy guaranteeing the policy will remain in force for five policy years. The feature is in effect if you meet certain premium requirements. (p. 15)

Grace period: If the cash surrender value of your policy becomes less than the amount needed to pay the monthly deduction and the no lapse guarantee is not in effect, you will have 61 days to pay a premium that raises the cash surrender value to an amount sufficient to pay the monthly deduction. If you don't, the policy will lapse. (p. 15)

Reinstatement: If your policy lapses, it can be reinstated within five years. The reinstatement is subject to certain conditions including evidence of insurability satisfactory to IDS Life of New York and the payment of a sufficient premium. (p. 15)

Loads, fees and charges: You pay the following charges, either directly (such as deductions from your premium payments or from your policy value), or indirectly (as deductions from the underlying funds.) These charges primarily compensate IDS Life of New York for administering and distributing the policy as well as paying policy benefits and assuming related risks:

     o Premium expense charge -- deducted from each premium payment to cover some distribution expenses, state and local premium taxes, and federal taxes.

     o Monthly deduction -- charged against the value of your policy each month (prior to the maturity date), covering the cost of insurance, cost of issuing the policy, certain administrative expenses and optional insurance benefits.

     o Surrender charge -- applies if you surrender your policy for its full cash surrender value, or the policy lapses, during the first 10 years and for 10 years after requesting an increase in the specified amount. We base it on the initial specified amount and on any increase in the specified amount.

     o Partial surrender fee -- applies if you surrender part of the value of your policy; equals $25 or 2% of the amount surrendered, whichever is less.

     o Mortality and expense risk charge -- applies only to the subaccounts; equals, on an annual basis, 0.9% of the average daily net asset value of the subaccounts for the first 10 policy years and 0.45% thereafter. We reserve the right to charge up to 0.9% for all policy years.

     o    Fund  expenses -- apply only to the  underlying  funds and consists of
          investment   management  fees,   taxes,   brokerage   commissions  and
          nonadvisory expenses. (p. 6)

Proceeds payable upon death: Prior to the maturity date, your policy's death benefit can never be less than the specified amount, unless you change that amount or your policy has outstanding indebtedness. The relationship between the policy value and the death benefit depends on which of two options you choose:

     o Option 1 level amount: The death benefit is the greater of the specified amount or a percentage of policy value.

     o Option 2 variable amount: The death benefit is the greater of the specified amount plus the policy value or a percentage of policy value.

You may change the death benefit option or specified amount within certain limits; doing so generally will affect policy charges.

Transfers between the fixed account and subaccounts: You may, at no charge, transfer policy value from one subaccount to another or between subaccounts and the fixed account. (Certain restrictions apply to transfers involving the fixed account.) You also can arrange for automated transfers among the fixed account and subaccounts. (p. 34)

Policy loans: You may borrow against your policy's cash surrender value. A policy loan, even if repaid, can have a permanent effect on the death benefit and policy value. A loan may have tax consequences if your policy lapses or you surrender it. (p. 37)

Policy surrenders: You may cancel this policy while it is in force and receive its cash surrender value. The cash surrender value is the policy value minus indebtedness, minus any applicable surrender charges. (p. 38)

Exchange right: For two years after the policy is issued, you can exchange it for one that provides benefits that do not vary with the investment return of the subaccounts. Because the policy itself offers a fixed return option, all you need do is transfer all of the policy value in the subaccounts to the fixed account.

Payment of policy proceeds: We will pay policy proceeds when you surrender the policy or the insured dies. You or the beneficiary may choose whether you want us to make a lump sum payment or payments under one or more of certain options. (p. 41)

Federal taxes: The death benefit is not considered part of the beneficiary's income and therefore is not subject to federal income taxes. When the proceeds are paid after the maturity date, if the amount received plus any indebtedness exceeds your investment in the policy, the excess may be taxable as ordinary income. Part or all of any proceeds you receive through full or partial surrender, lapse, policy loan or assignment of policy value may be subject to federal income tax as ordinary income. Proceeds other than death benefits from certain policies, classified as "modified endowments," are taxed differently from proceeds of conventional life insurance contracts and also may be subject to an additional 10% IRS penalty tax if you are younger than 59 1/2. A policy is considered to be a modified endowment if it was applied for or materially changed after June 21, 1988, and premiums paid in the early years exceed certain modified endowment limits. (p. 43)

Loads, Fees and Charges

Policy charges compensate IDS Life of New York for:

o        providing the insurance benefits of the policy;
o        issuing the policy;
o        administering the policy;
o        assuming certain risks in connection with the policy; and
o        distributing the policy.

We deduct some of these charges from your premium payments. We deduct others periodically from your policy value in the fixed account and/or subaccounts. We may also assess a charge if you surrender your policy or the policy lapses.

FUND EXPENSES

The investment managers and advisers receive fees for their services to the funds. The funds also pay taxes, brokerage commissions and nonadvisory expenses, such as custodian and trustee fees, registration fees for shares, postage, fidelity and security bond costs, legal fees and other miscellaneous fees and charges. The table below will help you understand the expenses that the funds pay.


Annual operating expenses of the funds (as a percentage of average daily net assets)

---------------------------------------------------------- ------------------ ---------------- --------------- -------------
                                                           Management         12b-1            Other
                                                           Fees               Fees             Expenses        Total
---------------------------------------------------------- ------------------ ---------------- --------------- -------------
IDS Life Series Fund
     Equity Portfolio                                      .70%               --               .03             .73%1
---------------------------------------------------------- ------------------ ---------------- --------------- -------------
     Equity Income Portfolio                               .70%               --               .10             .80%2
--------------------------------------------------------- ------------------ ---------------- --------------- -------------
     Government Securities Portfolio                       .70%               --               .10             .80%2
---------------------------------------------------------- ------------------ ---------------- --------------- -------------
     Income Portfolio                                      .70%               --               .05             .75%1
--------------------------------------------------------- ------------------ ---------------- --------------- -------------
     International Equity Portfolio                        .95%               --               .10             1.05%1
---------------------------------------------------------- ------------------ ---------------- --------------- -------------
     Managed Portfolio                                     .70%               --               .04             .74%1
---------------------------------------------------------- ------------------ ---------------- --------------- -------------
     Money Market Portfolio                                .50%               --               .10             .60%1
---------------------------------------------------------- ------------------ ---------------- --------------- -------------
AXPSM Variable Portfolio -
     Blue Chip Advantage Fund                              .56%               .13              .26             .95%3
---------------------------------------------------------- ------------------ ---------------- --------------- -------------
     Bond Fund                                             .60%               .13              .08             .81%4
---------------------------------------------------------- ------------------ ---------------- --------------- -------------
     Capital Resource Fund                                 .60%               .13              .06             .79%4
---------------------------------------------------------- ------------------ ---------------- --------------- -------------
     Cash Management Fund                                  .51%               .13              .05             .69%4
---------------------------------------------------------- ------------------ ---------------- --------------- -------------
     Diversified Equity Income Fund                        .56%               .13              .26             .95%4
---------------------------------------------------------- ------------------ ---------------- --------------- -------------
     Emerging Markets Fund                                 1.27%              .13              .35             1.75%3
---------------------------------------------------------- ------------------ ---------------- --------------- -------------
     Extra Income Fund                                     .62%               .13              .08             .83%4
---------------------------------------------------------- ------------------ ---------------- --------------- -------------
     Federal Income Fund                                   .61%               .13              .14             .88%3
---------------------------------------------------------- ------------------ ---------------- --------------- -------------
     Global Bond Fund                                      .84%               .13              .12             1.09%4
---------------------------------------------------------- ------------------ ---------------- --------------- -------------
     Growth Fund                                           .63%               .13              .19             .95%3
---------------------------------------------------------- ------------------ ---------------- --------------- -------------
     International Fund                                    .83%               .13              .11             1.07%4
---------------------------------------------------------- ------------------ ---------------- --------------- -------------
     Managed Fund                                          .59%               .13              .04             .76%4
---------------------------------------------------------- ------------------ ---------------- --------------- -------------
     New Dimensions Fund                                   .61%               .13              .07             .81%4
---------------------------------------------------------- ------------------ ---------------- --------------- -------------
     S&P 500 Index Fund                                    .37%               .13              --              .50%3
---------------------------------------------------------- ------------------ ---------------- --------------- -------------
     Small Cap Advantage Fund                              .79%               .13              .31             1.23%3
---------------------------------------------------------- ------------------ ---------------- --------------- -------------
     Strategy Aggressive Fund                              .60%               .13              .07             .80%4
---------------------------------------------------------- ------------------ ---------------- --------------- -------------
AIM V.I.
     Capital Appreciation Fund                             .62%               --               .11             .73%5
---------------------------------------------------------- ------------------ ---------------- --------------- -------------
     Capital Development Fund                               --%               --               1.23            1.23%5, 6
---------------------------------------------------------- ------------------ ---------------- --------------- -------------
     Growth and Income Fund                                .61%               --               .16             .77%5
---------------------------------------------------------- ------------------ ---------------- --------------- -------------


---------------------------------------------------------- ------------------ ---------------- --------------- -------------
American Century VP
     International                                         1.34%              --               --              1.34%7
---------------------------------------------------------- ------------------ ---------------- --------------- -------------
     Value                                                 1.00%              --               --              1.00%7
---------------------------------------------------------- ------------------ ---------------- --------------- -------------
Calvert CVS
---------------------------------------------------------- ------------------ ---------------- --------------- -------------
     Social Balanced Portfolio                             .70%               --               .16             .86%8
---------------------------------------------------------- ------------------ ---------------- --------------- -------------
Fidelity VIP
     III Growth & Income Portfolio (Service Class)         .48%               .10              .12             .70%9
---------------------------------------------------------- ------------------ ---------------- --------------- -------------
     III Mid Cap Portfolio (Service Class)                 .57%               .10              .40             1.07%10
---------------------------------------------------------- ------------------ ---------------- --------------- -------------
     Overseas Portfolio (Service Class)                    .73%               .10              .18             1.01%9
---------------------------------------------------------- ------------------ ---------------- --------------- -------------
FT VIPT
     Franklin Real Estate Fund - Class 2                   .56%               .25              .02             .83%11, 12
---------------------------------------------------------- ------------------ ---------------- --------------- -------------
     Franklin Value Securities Fund - Class 2              .60%               .25              .21             1.06%11
---------------------------------------------------------- ------------------ ---------------- --------------- -------------
     Templeton International Securities Fund - Class 2     .69%               .25              .19             1.13%11, 13
---------------------------------------------------------- ------------------ ---------------- --------------- -------------
     Templeton International Smaller Companies Fund -      .85%               .25              .26             1.36%11
     Class 2
---------------------------------------------------------- ------------------ ---------------- --------------- -------------
Goldman Sachs VIT
     CORESM Small Cap Equity Fund                          .75%               --               .25             1.00%14
---------------------------------------------------------- ------------------ ---------------- --------------- -------------
     CORESM U.S. Equity Fund                               .70%               --               .20             .90%14
---------------------------------------------------------- ------------------ ---------------- --------------- -------------
     Mid Cap Value Fund                                    .80%               --               .25             1.05%14
---------------------------------------------------------- ------------------ ---------------- --------------- -------------
Janus Aspen Series
     Aggressive Growth Portfolio: Service Shares           .65%               .25              .02             .92%15
---------------------------------------------------------- ------------------ ---------------- --------------- -------------
     Global Technologies Portfolio: Service Shares         .65%               .25              .13             1.03%15
---------------------------------------------------------- ------------------ ---------------- --------------- -------------
     International Growth Portfolio: Service Shares        .65%               .25              .11             1.01%15
---------------------------------------------------------- ------------------ ---------------- --------------- -------------
Lazard Retirement Series
     International Equity Portfolio                        .75%               .25              .25             1.25%16
---------------------------------------------------------- ------------------ ---------------- --------------- -------------
MFS(R)  VIT
     Growth Series - Service Class                         .75%               .20              .16             1.11%17,
---------------------------------------------------------- ------------------ ---------------- --------------- -------------
     New Discovery Series - Service Class                  .90%               .20              .17             1.27%17,
---------------------------------------------------------- ------------------ ---------------- --------------- -------------
Putnam Variable Trust
     Putnam VT High Yield Fund - Class IB Shares           .65%               .15              .07             .87%5
---------------------------------------------------------- ------------------ ---------------- --------------- -------------
     Putnam VT International New Opportunities Fund -      1.08%              .15              .33             1.56%5
     Class IB Shares
---------------------------------------------------------- ------------------ ---------------- --------------- -------------
     Putnam VT New Opportunities Fund - Class 1A Shares    .54%               --               .05             .59%5
---------------------------------------------------------- ------------------ ---------------- --------------- -------------
Putnam VT Vista Fund - Class IB Shares                     .65%               .15              .10             .90%5
---------------------------------------------------------- ------------------ ---------------- --------------- -------------
Royce
     Micro-Cap Portfolio                                   1.25%              --               .10             1.35%20
---------------------------------------------------------- ------------------ ---------------- --------------- -------------
Third Avenue
     Value Portfolio                                       .90%               --               .40             1.30%21
---------------------------------------------------------- ------------------ ---------------- --------------- -------------
Wanger
     International Small Cap                               1.25%              --               .24             1.49%22
---------------------------------------------------------- ------------------ ---------------- --------------- -------------
     U.S. Small Cap                                        .95%               --               .07             1.02%22
---------------------------------------------------------- ------------------ ---------------- --------------- -------------
Warburg Pincus Trust
     Emerging Growth Portfolio                             --%                --               1.40            1.40%23
---------------------------------------------------------- ------------------ ---------------- --------------- -------------
     Small Company Growth Portfolio                        .90%               --               .24             1.14%5
---------------------------------------------------------- ------------------ ---------------- --------------- -------------

1Actual operating expenses for the fiscal year ending April 30, 1999.
2IDS Life has agreed to a voluntary limit of 0.1%, on an annual basis, of the average daily net assets of each of the IDS Life series Fund Portfolio's for other expenses like taxes and brokerage commissions and for nonadvisory expenses. If the 0.1% limitation had not been in place, these other expenses would have been 0.17% for IDS Life Series Fund - Government Securities Portfolio. IDS Life Series Fund - Equity Income Portfolio is new. IDS Life plans to limit these expenses to 0.1%. IDS Life reserves the right to discontinue limiting these other expenses at 0.1%. However, its present intention is to continue the limit until the time that actual expenses are less than the limit. 3Based on estimated expenses after fee waivers and expenses reimbursements. Without fee waivers and expense reimbursements "Other Expenses and "Total" would be 0.39% and 1.08% for AXP Variable Portfolio - Blue Chip Advantage and AXP Variable Portfolio Diversified Equity Income Funds, 0.26% and 1.00% for AXP
Variable Portfolio - Federal Income Fund, 0.32% and 1.08% for AXP Variable Portfolio - Growth Fund and 0.43% and 1.35% for AXP Variable Portfolio - Small Cap Advantage Fund.
4The fund's expense figures are based on actual expenses for the fiscal year ended Aug. 31, 1999 restated to include a Rule 12b-1 distribution fee of .125% that went into effect Sept. 21, 1999.
5Figures in "Management Fees," "Other Expenses" and "Total" are based on actual expenses for the fiscal year ended Dec. 31, 1999.
6Had there been no fee waivers or expense reimbursement, expenses would have been: 0.75%, 0.00%, 2.67% and 3.42%.
7The Fund has a stepped fee schedule. As a result, the fund's management fee rate generally decreases as fund assets increase.
8Net fund operating expenses after reductions for fees paid indirectly again restated to reflect an indirect for Social Balanced would be 0.89%. Total expenses have been restated to reflect expenses expected to be incurred in 2000. 9A portion of the brokerage commissions that certain funds pay was used to reduce fund expenses. In addition, through arrangements with certain funds' custodian, credits realized as a result of uninvested cash balances were used to reduce a portion of each applicable funds' expenses. With these reductions, "Other Expenses," and "Total Expenses" presented in the table would have been 0.11% and 0.69% for Growth & Income Portfolio and 0.15% and 0.98% for Overseas Portfolio.

10FMR agreed to reimburse a portion of Mid Cap Portfolio's expenses during the period. Without this reimbursement, the Portfolio's management fee, distribution & service fee (12b-1), other expenses and total expenses would have been 0.57%, 0.10% 2.74% and 3.41%, respectively.
11The fund's Class 2 distribution plan or Rule 12b-1 plan is described in the fund's prospectus.
12Previously Franklin Real Estate Securities Fund. The fund administration fee is paid indirectly through the management fee. The fund's Class 2 distribution plan or "Rule 12b-1 Plan" is described in the fund's prospectus.
13On Feb. 8, 2000, shareholders approved a merger and reorganization that combined the fund with the Templeton International Equity Fund, effective May 1, 2000. The shareholders of that fund approved new management fees, which apply to the combined fund effective May 1, 2000. The table shows restated total expenses based on the new fees and the assets of the funds as of Dec. 31, 1999, and not the assets of the combined fund. However, if the table reflected both the new fees and the combined assets, the fund's expenses after May 1, 2000 would be estimated as: Management Fees 0.65%, 12b-1 Fees 0.25%, Other Expenses 0.20%, and Total 1.10%.
14The fund's expenses are based on estimated expenses for the fiscal year ended Dec. 31, 2000. Goldman Sachs Asset Management and Goldman Sachs Asset Management International, the investment advisers, have voluntarily agreed to reduce or limit certain other expenses (excluding management fees, taxes, interest, brokerage fees, litigation, indemnification and other extraordinary expenses) to the extent such expenses exceed the percentage stated in the above table (as calculated per annum) of each fund's respective average daily net assets. Without the limitations described above, Other Expenses and Total would be as follows: 0.75% and 1.50% for CORE Small Cap Equity Fund, and 0.42% and 1.22% for Mid Cap Value Fund (formerly, the Mid Cap Equity Fund) and 0.20% and 0.90% for the CORESM U.S. Equity Fund, CORESM, is a service mark of Goldman Sachs and Co. 15Expenses are based on estimated expenses that the new Service Shares class of each portfolio expects to incur in its initial fiscal year. All expenses are shown without the effect of expense offset arrangements.
16Effective May 1, 1999, the investment adviser agreed to waive its fees and/or reimburse the Funds through Dec. 31, 2000 to the extent that total Fund expenses exceed 1.25% for Equity and 1.25% for International Equity of the Funds' average daily net assets. Absent fee waivers and/or reimbursements, Other Expenses and Total Expenses for the year ended Dec. 31, 1999 would have been 11.94% and 12.94% for International Equity.
17Each series has adopted a distribution plan under Rule 12b-1 that permits it to pay marketing and other fees to support the sales and distribution of service class shares (these fees are referred to as distribution fees).
18Each series has an expense offset arrangement which reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and dividend disbursing agent. The series may enter into other similar arrangements and directed brokerage arrangements, which would also have the effect of reducing the series' expenses. "Other Expenses" do not take into account these expense reductions, and are therefore higher than the actual expenses of the series. Had these fee reductions been taken into account, "Net Expenses" would be lower, and for service class shares would be estimated to be:
1.10% for Growth Series and 1.25% for New Discovery Series.
19MFS has contractually agreed, subject to reimbursement, to bear expenses for the series' expenses such that "Other Expenses" (after taking into account the expense offset arrangement described above), do not exceed 0.15% annually. Without this agreement, "Other Expenses" and Total would be 0.71% and 1.66% for Growth Series and 1.59% and 2.69% for New Discovery Series. These contractual fee arrangements will continue until at least May 1, 2001, unless changed with the consent of the board of trustees which oversees the series.
20Royce has contractually agreed to waive its fees and reimburse expenses to the extent necessary to maintain the Funds Net Annual Operating Expense ratio at or below 1.35% through Dec. 31, 1999 and 1.99% through Dec. 31, 2008. Absent fee waivers "Other Expenses" and "Total Expenses" would be 0.99% and 2.24% for Royce Micro-Cap Portfolio.
21These expenses reflect reimbursements by the Adviser. The Adviser reimbursed the Fund for all expenses incurred by the Fund in excess of 1.30% of Fund assets. The fund will repay the Adviser the amount of its reimbursement for up to three years following the reimbursement to the extent Fund expenses drop below 1.30%. The Adviser expects to continue to reimburse the Fund for these expenses for the foreseeable future. Either the Fund or the Adviser can terminate this arrangement at any time. Without this reimbursement, the Fund's "Other Expenses" and "Total" would have been 2.05% and 2.95%. Other expenses are based on estimated amounts for the current fiscal year.
22Actual operating expenses of funds at Dec. 31, 1999.
23Expense ratios are shown after fee waivers and expenses reimbursements by the investment adviser. The total expense ratios before the waivers and reimbursements would have been 11.16% for Emerging Growth Portfolio of the Warburg Pincus Trust.

IDS Life of New York has entered into certain arrangements under which it is compensated by the funds' advisors and/or distributors for the administrative services it provides to these funds.

PREMIUM EXPENSE CHARGE

We deduct this charge from each premium payment. We credit the amount remaining after the deduction, called the net premium, to the account(s) you have selected. The premium expense charge is 3.5% of each premium payment. It partially compensates IDS Life of New York for expenses of distributing the policy, including agents' commissions, advertising and printing of prospectuses and sales literature. (The surrender charge, discussed under "Surrender charge", below also may partially compensate these expenses.) It also compensates IDS Life of New York for paying taxes imposed by certain states and governmental subdivisions on premiums received by insurance companies. All policies in all states are charged the same premium expense charge even though state premium taxes vary.

MONTHLY DEDUCTION

On each monthly date we deduct from the value of your policy in the fixed account and/or subaccounts an amount equal to the sum of:

         1.  the cost of insurance for the policy month;
         2.  the policy fee shown in your policy; and
         3. charges for any optional insurance benefits provided by rider for the policy month.

We explain each of the three components below.

You specify, in your policy application, what percentage of the monthly deduction from 0% to 100% you want us to take from the fixed account and from each of the subaccounts. You may change these percentages for future monthly deductions by writing to us.

We will take monthly deductions from the fixed account and the subaccounts on a pro rata basis if:

     o you do not specify the accounts from which you want us to take the monthly deduction, or
     o the value in the fixed account or any subaccount is insufficient to pay the portion of the monthly deduction you have specified.

If the cash surrender value of your policy is not enough to cover the monthly deduction on a monthly anniversary, the policy may lapse. However, the policy will not lapse if the no lapse guarantee is in effect. (See "No lapse guarantee;" also "Grace period" and "Reinstatement.")

Components of the monthly deduction:

1. Cost of Insurance: primarily, the cost of providing the death benefit under your policy. It depends on:

o        the amount of the death benefit;
o        the policy value; and
o        the statistical risk that the insured will die in a given period.

The cost of insurance for a policy month is calculated as:

                                [a X (b - c)] + d
where:

(a) is the monthly cost of insurance rate based on the insured's attained insurance age, sex (unless unisex rates are required by law) and risk classification. Generally, the cost of insurance rate will increase as the insured's attained insurance age increases.

We set the rates based on our expectations as to future mortality experience. We may change the rates from time to time; any change will apply to all individuals of the same rate classification. However, rates will not exceed the Guaranteed Maximum Monthly Cost of Insurance Rates shown in your policy, which are based on the 1980 Commissioners Standard Ordinary Smoker and Nonsmoker Mortality Tables, Age Last Birthday.

(b) is the death benefit on the monthly date divided by 1.0032737 (which reduces IDS Life of New York's net amount at risk, solely for computing the cost of insurance, by taking into account assumed monthly earnings at an annual rate of 4.0%).

(c) is the policy value on the monthly date. At this point, the policy value has been reduced by the policy fee, and any charges for optional riders.

(d) is any flat extra insurance charges we assess as a result of special underwriting considerations.

2. Policy fee: $5 per month. This charge reimburses IDS Life of New York for expenses of issuing the policy, such as processing the application (primarily underwriting) and setting up computer records; and of administering the policy, such as processing claims, maintaining records, making policy changes and communicating with owners.

3. Optional insurance benefit charges: charges for any optional benefits you add to the policy by rider. (See "Optional insurance benefits.)"

SURRENDER CHARGE

If you surrender your policy or the policy lapses during the first 10 policy years and in the 10 years following an increase in specified amount, we will assess a surrender charge.

The surrender charge reimburses IDS Life of New York for costs of issuing the policy, such as processing the application (primarily underwriting) and setting up computer records. It also partially pays for commissions, advertising and printing the prospectus and sales literature.

The maximum surrender charge for the initial specified amount is shown in your policy. It is based on the insured's insurance age, sex, risk classification and initial specified amount. The maximum surrender charge for the initial specified amount will remain level during the first five policy years and then decrease monthly until it is zero at the end of 10 policy years. If you increase the specified amount, an additional maximum surrender charge will apply. We will show the additional maximum surrender charge in a revised policy. It will be based on the insured's attained insurance age, sex, risk classification and the amount of the increase. We will show the additional maximum surrender charge will remain level during the first five years following the effective date of the increase and then decrease monthly until it is zero at the end of the 10th year following the increase.

The following example illustrates how we calculate the maximum surrender charge for a male, insurance age 35 qualifying for nonsmoker rates. We assume the specified amount to be $100,000.

  Lapse or surrender at
    beginning of year            Surrender Charge

            1                         $901.00
            2                          901.00
            3                          901.00
            4                          901.00
            5                          901.00
            6                          901.00
            7                          720.80
            8                          540.60
            9                          360.40
           10                          180.20
           11                            0.00

From the beginning of year 6 to the end of year 10, the amounts shown decrease on a monthly basis.

The maximum surrender charge is the rate from the table below multiplied by the number of thousands of dollars of initial specified amount. For example, a male age 20 with a nonsmoker risk classification and an initial specified amount of $50,000 will have a maximum surrender charge of $6.61 multiplied by 50 or $330.50. As another example, a female age 75 with a smoker risk classification and an initial specified amount of $5,000,000 will have a maximum surrender charge of $33.92 multiplied by 5,000 or $169,600.

                            Maximum Surrender Charges
                 (Rate per Thousand of Initial Specified Amount)


       Issue             Male                   Female
        Age            Standard                Standard

         0               5.44                    5.13
         1               5.40                    5.11
         2               5.45                    5.14
         3               5.50                    5.18
         4               5.55                    5.22
         5               5.61                    5.27
         6               5.67                    5.31
         7               5.73                    5.36
         8               5.81                    5.42
         9               5.88                    5.47
         10              5.96                    5.53
         11              6.05                    5.60
         12              6.14                    5.66
         13              6.23                    5.73
         14              6.33                    5.81
         15              6.43                    5.88
         16              6.52                    5.96
         17              6.62                    6.04
         18              6.72                    6.13
         19              6.82                    6.22

                      Male            Male             Female        Female
       Issue        Standard        Standard          Standard      Standard
        Age        NonSmoker         Smoker           NonSmoker      Smoker

         20           6.61            7.47              6.19          6.61
         21           6.70            7.60              6.29          6.72
         22           6.81            7.74              6.38          6.84
         23           6.92            7.89              6.48          6.97
         24           7.04            8.05              6.59          7.10
         25           7.16            8.22              6.71          7.24
         26           7.30            8.41              6.83          7.39
         27           7.45            8.61              6.95          7.54
         28           7.60            8.82              7.09          7.70
         29           7.77            9.05              7.23          7.88
         30           7.94            9.29              7.38          8.06
         31           8.13            9.55              7.54          8.25
         32           8.33            9.83              7.70          8.46
         33           8.54           10.12              7.88          8.67
         34           8.77           10.44              8.07          8.90
         35           9.01           10.77              8.26          9.14
         36           9.26           11.12              8.47          9.39
         37           9.53           11.49              8.69          9.66
         38           9.81           11.88              8.92          9.94
         39          10.11           12.30              9.16         10.23
         40          10.42           12.74              9.42         10.54
         41          10.76           13.20              9.69         10.86
         42          11.12           13.69              9.97         11.19
         43          11.49           14.21              10.27        11.54

         44        11.89          14.75              10.58         11.91
         45        12.32          15.33              10.91         12.30
         46        12.77          15.94              11.26         12.70
         47        13.25          16.58              11.63         13.13
         48        13.75          17.26              12.02         13.58
         49        14.30          17.99              12.44         14.05
         50        14.87          18.75              12.88         14.55
         51        15.49          19.57              13.35         15.08
         52        16.15          20.44              13.84         15.64
         53        16.85          21.35              14.37         16.23
         54        17.60          22.32              14.93         16.85
         55        18.39          23.35              15.52         17.51
         56        19.24          24.43              16.15         18.20
         57        20.15          25.58              16.83         18.94
         58        21.11          26.79              17.55         19.73
         59        22.15          28.08              18.32         20.58
         60        23.26          29.46              19.16         21.49
         61        24.45          30.93              20.06         22.48
         62        25.72          32.50              21.03         23.54
         63        27.09          34.16              22.08         24.68
         64        28.55          35.92              23.20         25.90
         65        30.11          36.80              24.40         27.19
         66        31.78          36.80              25.69         28.57
         67        33.57          36.80              27.07         30.04
         68        34.87          36.80              28.56         31.63
         69        34.87          36.80              30.19         33.35
         70        34.87          36.80              31.97         33.92
         71        34.87          36.80              33.08         33.92
         72        34.87          36.80              33.08         33.92
         73        34.87          36.80              33.08         33.92
         74        34.87          36.80              33.08         33.92
         75        34.87          36.80              33.08         33.92
         76        34.87          36.80              33.08         33.92
         77        34.87          36.80              33.08         33.92
         78        34.87          36.80              33.08         33.92
         79        34.87          36.80              33.08         33.92
         80        34.87          36.80              33.08         33.92
         81        34.87          36.80              33.08         33.92
         82        34.87          36.80              33.08         33.92
         83        34.87          36.80              33.08         33.92
         84        34.87          36.80              33.08         33.92
         85        34.87          36.80              33.08         33.92

PARTIAL SURRENDER FEE

If you surrender part of the value of your policy, we will charge you $25 (or 2% of the amount surrendered, if less.) We guarantee that this fee will not increase for the duration of your policy.

MORTALITY AND EXPENSE RISK CHARGE

This charge applies only to the subaccounts and not to the fixed account. It is equal, on an annual basis, to 0.9% of the average daily net asset value of the subaccounts for the first 10 policy years and 0.45% thereafter. We reserve the right to charge up to 0.9% for all policy years. Computed daily, the charge compensates IDS Life of New York for:

     o Mortality risk -- the risk that the cost of insurance charge will be insufficient to meet actual claims.

     o    Expense risk -- the risk that the policy fee and the surrender  charge
          (described   above)  may  be   insufficient   to  cover  the  cost  of
          administering the policy.

Any profit from the mortality and expense risk charge would be available to IDS Life of New York for any proper corporate purpose including, among others, payment of sales and distribution expenses, which we do not expect to be covered by the premium expense charge and surrender charges discussed earlier. IDS Life of New York will make up any further deficit from its general assets.

Other information on charges
IDS Life of New York may reduce or eliminate various fees and charges when we incur lower sales costs and/or perform fewer administrative services than usual.

Purchasing Your Policy

APPLICATION

To apply for coverage, complete an application and send it with your premium payment to IDS Life of New York's home office. In your application, you:

     o    select a specified amount of insurance;
     o    select a death benefit option;
     o    designate a beneficiary; and
     o state how premiums are to be allocated among the fixed account and/or the subaccounts.

Insurability: Before issuing your policy, we require satisfactory evidence of the insurability of the person whose life you propose to insure (yourself or someone else). Our underwriting department will review your application and any medical information or other data required to determine whether the proposed individual is insurable under our underwriting rules. We may decline your application if we determine the individual is not insurable and we will return any premium you have paid.

Age limit: IDS Life of New York generally will not issue a policy where the proposed insured is over the insurance age of 80. We may, however, do so at our sole discretion.

Risk classification: The risk classification is based on the insured's health, occupation or other relevant underwriting standards. This classification will affect the monthly deduction and may affect the cost of certain optional insurance benefits. (See "Loads, fees and charges" and "Optional insurance benefits").

Other conditions: In addition to proving insurability, you and the insured must also meet certain conditions, stated in the application form, before coverage will become effective and your policy will be delivered to you.

Incontestability: IDS Life of New York will have two years from the effective date of your policy to contest the truth of statements or representations in your application. After the policy has been in force during the insured's lifetime for two years from the policy date, we cannot contest the policy.

RIGHT TO EXAMINE POLICY

You may return your policy for any reason and receive a full refund of all premiums paid. To do so, you must mail or deliver the policy to IDS Life of New York's home office or your financial advisor with a written request for cancellation:

     o    by the 10th day after you receive it.

On the date your request is postmarked or received, the policy will immediately be considered void from the start.

PREMIUMS

Payment of premiums:
In applying for your policy, you decide how much you intend to pay and how often you will make payments. During the first several policy years until the policy value is sufficient to cover the surrender charge, IDS Life of New York requires that you pay premiums sufficient to keep the NLG in effect in order to keep the policy in force.

You may schedule payments annually, semiannually or quarterly. (IDS Life of New York must approve payment at any other interval). We show this premium schedule in your policy.

The scheduled premium serves only as an indication of your intent as to the frequency and amount of future premium payments. You may skip scheduled premium payments at any time if your cash surrender value is sufficient to pay the monthly deduction or if you have paid sufficient premiums to keep the no lapse guarantee in effect.

You may also change the amount and frequency of scheduled premium payments by written request. IDS Life of New York reserves the right to limit the amount of such changes. Any change in the premium amount is subject to applicable tax laws and regulations.

Although you have flexibility in paying premiums, the amount and frequency of your payments will affect the policy value, cash surrender value and length of time your policy will remain in force, as well as affect whether the NLG remains in effect.

Premium limitations:
You may make unscheduled premium payments at any time and in any amount of at least $25. IDS Life of New York reserves the right to limit the number and amount of unscheduled premium payments. No premium payments, scheduled or unscheduled, are allowed on or after the maturity date.

Also, in order to receive favorable tax treatment under the Code, premiums you pay during the life of the policy must not exceed certain limitations. To comply with the Code, we can either refuse excess premiums as you pay them or refund excess premiums with interest no later than 60 days after the end of the policy year in which they were paid.

Allocation of premiums:
Until the policy date, we hold all premiums in the fixed account and we credit interest on the net premiums (gross premiums minus premium expense charge) at the current fixed account rate. As of the policy date, we will allocate the net premiums plus accrued interest to the account(s) you have selected in your application. At that time, we will begin to assess the various loads, fees, charges and expenses.

We convert any amount that you allocate to a subaccount into accumulation units of that subaccount, as explained under "Policy value." Similarly, when you transfer value between subaccounts, we convert accumulation units in one subaccount into a cash value, which we then convert into accumulation units of the second subaccount.

Keeping The Policy in Force

NO LAPSE GUARANTEE

The NLG provides that your policy will remain in force for five policy years, even if the cash surrender value is insufficient to pay the monthly deduction. The NLG will stay in effect as long as:

     o    the sum of premiums paid; minus
     o    partial surrenders; minus
     o    outstanding indebtedness; equals or exceeds
     o    the minimum monthly premiums due since the policy date.

The minimum monthly premium is shown in the policy.

If, on a monthly date, you have not paid enough premiums to keep the NLG in effect, the no lapse guarantee will terminate. In addition, your policy will lapse (terminate) if the cash surrender value is less than the amount needed to pay the monthly deduction.

The no-lapse guarantee period may be reinstated within 2 years of its termination if the policy is in force.

GRACE PERIOD

If on a monthly date the cash surrender value of your policy is less than the amount needed to pay the next monthly deduction and the NLG is not in effect, you will have 61 days to pay the required premium amount. If you do not pay the required premium, the policy will lapse.

IDS Life of New York will mail a notice to your last known address, requesting payment of the premium needed so that we can make the next three monthly deductions. If we receive this premium before the end of the 61-day grace period, we will use the payment to cover all monthly deductions and any other charges then due. We will add any balance to the policy value and allocate it in the same manner as other premium payments.

If a policy lapses with outstanding indebtedness, any excess of the outstanding indebtedness over the premium paid generally will be taxable to the owner. (See "Federal taxes.") If the insured dies during the grace period, we will deduct any overdue monthly deductions from the death benefit.

REINSTATEMENT

Your policy may be reinstated within five years after it lapses, unless you surrendered it for cash. To reinstate, IDS Life of New York will require:

     o    a written request;
     o evidence satisfactory to IDS Life of New York that the insured remains insurable;
     o    payment of the required reinstatement premium; and
     o    payment or reinstatement of any indebtedness.

The reinstatement premium is the required premium to reinstate the policy.

The effective date of a reinstated policy will be the monthly date on or next following the day we accept your application for reinstatement. Surrender charges will also be reinstated.

We will have two years from the effective date of reinstatement to contest the truth of statements or representations in the reinstatement application.

The Variable Account

The variable account was established as a separate account of IDS Life of New York pursuant to resolution of the board of directors of IDS Life of New York adopted on September 12, 1985. It is registered as a single unit investment trust under the Investment Company Act of 1940. The variable account consists of a number of subaccounts, each of which invests in shares of a particular fund. This registration does not involve any SEC supervision of the account's management or investment practices or policies.

The variable account meets the definition of a separate account under federal securities laws. Income, capital gains or capital losses of each subaccount are credited to or charged against the assets of that subaccount alone. State insurance law provides that we will not charge a variable subaccount with liabilities of any other subaccount or of any other business conducted by IDS Life of New York. Other variable life insurance policies that are not described in this prospectus also invest in subaccounts of the variable account. At all times, IDS Life of New York will maintain assets in the subaccounts with total market value at least equal to the reserves and other liabilities required to cover insurance benefits under all policies participating in the subaccount.

The U.S. Treasury and the IRS indicated they may provide additional guidance on investment control. This concerns how many subaccounts an insurance company may offer and how many exchanges among subaccounts it may allow before the owner would be currently taxed on income earned within subaccount assets. We do not know what the additional guidance will be or when action will be taken. We reserve the right to modify the policy, as necessary, so that the owner will not be subject to current taxation as the owner of the subaccount assets.

The Funds

You can direct your premiums to any or all of the subaccounts of the variable account that invest in shares of the following funds:

-----------------------------------------------------------------------------------------------------------------------
                                                                                                Investment Advisor or
Subaccount      Investing In                Investment Objectives and Policies:                 Manager
-----------------------------------------------------------------------------------------------------------------------
    Equity      IDS Life Series Fund -      Objective: capital appreciation. Invests primarily  IDS Life Insurance
                Equity Portfolio            in common stocks and other securities convertible   Company (IDS Life),
                                            into common stock.                                  investment manager;
                                                                                                American Express
                                                                                                Financial Corporation
                                                                                                (AEFC), investment
                                                                                                adviser.
-----------------------------------------------------------------------------------------------------------------------
 Equity Income  IDS Life Series Fund -      Objective: to provide a high level of current       IDS Life, investment
                Equity Income Portfolio     income and, as a secondary goal, steady growth of   manager; AEFC,
                                            capital. Invests primarily in dividend-paying       investment adviser.
                                            stocks. Other investments may include: common
                                            stocks, foreign securities, convertible
                                            securities, debt securities, derivative
                                            instruments and money market instruments.
-----------------------------------------------------------------------------------------------------------------------
  Government    IDS Life Series Fund -      Objective: to provide a high current return and     IDS Life, investment
  Securities    Government Securities       safety of principal. Invests primarily in debt      manager; AEFC,
                Portfolio                   obligations issued or guaranteed as to principal    investment adviser.
                                            and interest by the U.S. government, its agencies
                                            and instrumentalities.
-----------------------------------------------------------------------------------------------------------------------
    Income      IDS Life Series Fund -      Objective: to maximize current income while         IDS Life, investment
                Income Portfolio            attempting to conserve the value of the investment  manager; AEFC, and to  continue  the high  level of
                                            income for the  investment  adviser.
                                            longest period of time. At least 50%
                                            of  net  assets   normally  will  be
                                            invested in high-quality, lower-risk
                                            corporate bonds,  unrated  corporate
                                            bonds  believed  to  have  the  same
                                            investment  qualities and government
                                            bonds. Other investments may include
                                            lower-rated  corporate bonds,  bonds
                                            and common stocks sold together as a
                                            unit,  preferred  stock and  foreign
                                            securities.
-----------------------------------------------------------------------------------------------------------------------
 International  IDS Life Series Fund -      Objective: capital appreciation. Invests primarily  IDS Life, investment
    Equity      International Equity        in common stocks of foreign issuers and foreign     manager; AEFC,
                Portfolio                   securities convertible into common stock. Other     investment adviser.
                                            investments may include certain international
                                            bonds if the portfolio manager believes they have
                                            greater potential for capital appreciation than
                                            equities.
-----------------------------------------------------------------------------------------------------------------------
    Managed     IDS Life Series Fund -      Objective: to maximize total investment return      IDS Life, investment
                Managed Portfolio           through a combination of capital appreciation and   manager; AEFC,
                                            current  income.  If the  investment
                                            manager believes investment adviser.
                                            the  stock  market  will  be  moving
                                            higher, it can emphasize stocks that
                                            offer potential for appreciation. At
                                            other   times,   the   manager   may
                                            increase the portfolio's holdings in
                                            bonds  and  money-market  securities
                                            providing high current income.
-----------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------
 Money Market  IDS Life Series Fund -       Objective: to provide maximum current income        IDS Life, investment
               Money Market Portfolio       consistent with liquidity and conservation of       manager; AEFC,
                                            capital. Invests in relatively short-term money     investment adviser.
                                            market securities, such as marketable debt
                                            securities issued or guaranteed as to principal
                                            and interest by the U.S. government or its
                                            agencies or instrumentalities, bank certificates
                                            of deposit, bankers' acceptances, letters of
                                            credit and high-grade commercial paper.
-----------------------------------------------------------------------------------------------------------------------
     YBC       AXPSM Variable Portfolio -   Objective: long-term total return exceeding that    IDS Life, investment
               Blue Chip Advantage Fund     of the U.S. stock market. Invests primarily in      manager; AEFC,
                                            common stocks of companies included in the          investment adviser.
                                            unmanaged S&P 500 Index.
-----------------------------------------------------------------------------------------------------------------------
     YBD       AXPSM Variable Portfolio -   Objective: high level of current income while       IDS Life, investment
               Bond Fund                    conserving the value of the investment for the      manager; AEFC
                                            longest time period. Invests primarily in           investment adviser.
                                            investment-grade bonds.
-----------------------------------------------------------------------------------------------------------------------
     YCR       AXPSM Variable Portfolio -   Objective: capital appreciation. Invests primarily  IDS Life, investment
               Capital Resource Fund        in U.S. common stocks.                              manager; AEFC
                                                                                                investment adviser.
-----------------------------------------------------------------------------------------------------------------------
     YCM       AXPSM Variable Portfolio -   Objective: maximum current income consistent with   IDS Life, investment
               Cash Management Fund         liquidity and conservation of capital. Invests in   manager; AEFC
                                            money market securities.                            investment adviser.
-----------------------------------------------------------------------------------------------------------------------
     YDE       AXPSM  Variable  Portfolio - Objective:  high  level of current income and,      IDS Life,  investment
               Diversified Equity Income    as a secondary goal, steady growth of capital.      manager;  AEFC
               Fund                         Invests  primarily in dividend-paying common        investment adviser.
                                            and preferred stocks.
-----------------------------------------------------------------------------------------------------------------------
     YEM       AXPSM Variable Portfolio -   Objective: long-term capital growth. Invests        IDS Life, investment
               Emerging Markets Fund        primarily in equity securities of companies in      manager; AEFC
                                            emerging markets.                                   investment adviser;
                                                                                                American Express
                                                                                                Asset Management
                                                                                                International, Inc.,
                                                                                                a wholly-owned
                                                                                                subsidiary of AEFC,
                                                                                                is the
                                                                                                sub-investment
                                                                                                adviser.
-----------------------------------------------------------------------------------------------------------------------
     YEX       AXPSM Variable Portfolio -   Objective: high current income, with capital        IDS Life, investment
               Extra Income Fund            growth as a secondary objective. Invests primarily  manager; AEFC
                                            in long-term, high-yielding, high-risk debt         investment adviser.
                                            securities below investment grade issued by U.S.
                                            and foreign companies and governments.
-----------------------------------------------------------------------------------------------------------------------
     YFI       AXPSM Variable Portfolio -   Objective: high level of current income and safety  IDS Life, investment
               Federal Income Fund          of principal consistent with an investment in U.S.  manager; AEFC
                                            government and government agency securities.        investment adviser.
                                            Invests primarily in debt obligations issued or
                                            guaranteed as to principal and interest by the
                                            U.S. government, its agencies or instrumentalities.
-----------------------------------------------------------------------------------------------------------------------
     YGB       AXPSM Variable Portfolio -   Objective: high total return through income and     IDS Life, investment
               Global Bond Fund             growth of capital. Invests primarily in debt        manager; AEFC
                                            securities of U.S. and foreign issuers.             investment adviser.
-----------------------------------------------------------------------------------------------------------------------
     YGR       AXPSM Variable Portfolio -   Objective: long-term capital growth. Invests        IDS Life, investment
               Growth Fund                  primarily in common stocks and securities           manager; AEFC
                                            convertible into common stocks that appear to       investment adviser.
                                            offer growth opportunities.
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
     YIE       AXPSM Variable Portfolio -   Objective: capital appreciation. Invests primarily  IDS Life, investment
               International Fund           in stocks or convertible securities of foreign      manager; AEFC
                                            issuers that offer growth potential.                investment adviser.
                                                                                                American Express
                                                                                                Asset Management
                                                                                                International, Inc.,
                                                                                                a wholly-owned
                                                                                                subsidiary of AEFC,
                                                                                                is the
                                                                                                sub-investment
                                                                                                adviser.
-----------------------------------------------------------------------------------------------------------------------
     YMF       AXPSM Variable Portfolio -   Objective: maximum total investment return through  IDS Life, investment
               Managed Fund                 a combination of capital growth and current         manager; AEFC
                                            income. Invests primarily in stocks, convertible    investment adviser.
                                            securities, bonds and other debt securities.
-----------------------------------------------------------------------------------------------------------------------
     YND       AXPSM Variable Portfolio -   Objective: long-term growth of capital. Invests     IDS Life, investment
               New Dimensions Fund          primarily in common stocks of U.S. and foreign      manager; AEFC
                                            companies showing potential for significant growth. investment adviser.
-----------------------------------------------------------------------------------------------------------------------
     YIV       AXPSM Variable Portfolio -   Objective: long-term capital appreciation. Invests  IDS Life, investment
               S&P 500 Index Fund           primarily in securities that are expected to        manager; AEFC
                                            provide investment results that correspond to the   investment adviser.
                                            performance of the S&P 500 Index.

-----------------------------------------------------------------------------------------------------------------------
     YSM       AXPSM Variable Portfolio -   Objective: long-term capital growth. Invests        IDS Life, investment
               Small Cap Advantage Fund     primarily in equity stocks of small companies that  manager; AEFC
                                            are often included in the S&P SmallCap 600 Index    investment adviser.
                                            or the Russell 2000 Index.
-----------------------------------------------------------------------------------------------------------------------
     YSA       AXPSM Variable Portfolio -   Objective: capital appreciation. Invests primarily  IDS Life, investment
               Strategy Aggressive Fund     in common stocks of small-and medium-size           manager; AEFC
                                            companies.                                          investment adviser.
-----------------------------------------------------------------------------------------------------------------------
     YCA       AIM V.I. Capital             Objective: growth of capital.  Invests primarily    A I M Advisors, Inc.
               Appreciation Fund            in common stocks, with emphasis on medium- or
                                            small-sized growth companies.
-----------------------------------------------------------------------------------------------------------------------
     YCD       AIM V.I. Capital             Objective: long term growth of capital.  Invests    A I M Advisors, Inc.
               Development Fund             primarily in securities (including common stocks,
                                            convertible securities and bonds) of small- and
                                            medium-sized companies.
-----------------------------------------------------------------------------------------------------------------------
     YGI       AIM V.I. Growth and Income   Objective: growth of capital with a secondary       AIM Advisors Inc.
               Fund                         objective of current income.
-----------------------------------------------------------------------------------------------------------------------
     YIR       American Century VP          Objective: long term capital growth. Invests        American Century
               International                primarily in stocks of growing foreign companies.   Investment
-----------------------------------------------------------------------------------------------------------------------
     YVL       American Century VP Value    Objective: long-term capital growth, with income    American Century
                                            as a secondary objective. Invests primarily in      Investment
                                            securities that management believes to be           Management, Inc.
                                            undervalued at the time of purchase.
-----------------------------------------------------------------------------------------------------------------------
     YSB       Calvert Variable Series,     Objective: income and capital growth.  Invests      Calvert Asset
               Inc. Social Balanced         primarily in stocks, bonds and money market         Management Company,
               Portfolio                    instruments which offer income and capital growth   Inc. (CAMCO),
                                            opportunity and which satisfy the investment and    investment adviser.
                                            social criteria.                                    NCM Capital
                                                                                                Management Group,
                                                                                                Inc. is the
                                                                                                sub-investment
                                                                                                adviser.
-----------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------
     YGC       Fidelity VIP III Growth &    Objective: high total return through a combination  Fidelity Management &
               Income Portfolio (Service    of current income and capital appreciation.         Research Company
               Class)                       Invests primarily in common stocks with a focus on  (FMR), investment
                                            those that pay current dividends and show           manager; FMR U.K. and
                                            potential for capital appreciation.                 FMR Far East,
                                                                                                sub-investment
                                                                                                advisers.
-----------------------------------------------------------------------------------------------------------------------
     YMP       Fidelity VIP III Mid Cap     Objective: long-term growth of capital. Invests     FMR, investment
               Portfolio (Service Class)    primarily in medium market capitalization common    manager; FMR U.K. and
                                            stocks.                                             FMR Far East,
                                                                                                sub-investment
                                                                                                advisers.
-----------------------------------------------------------------------------------------------------------------------
     YOS       Fidelity VIP Overseas        Objective: long-term growth of capital. Invests     FMR, investment
               Portfolio (Service Class)    primarily in common stocks of foreign securities.   manager; FMR U.K.,
                                                                                                FMR Far East,
                                                                                                Fidelity
                                                                                                International
                                                                                                Investment Advisors
                                                                                                (FIIA) and FIIA U.K.,
                                                                                                sub-investment
                                                                                                advisers.
-----------------------------------------------------------------------------------------------------------------------
     YRE       FTVIPT Franklin Real Estate  Objective: capital appreciation with a secondary    Franklin Advisers,
               Fund - Class 2 (previously   goal to earn current income. Invests primarily in   Inc.
               Franklin Real Estate         securities of companies operating in the real
               Securities Fund)             estate industry, primarily equity real estate
                                            investment trusts (REITS).
-----------------------------------------------------------------------------------------------------------------------
     YSV       FTVIPT Franklin Value        Objective: long-term total return. Invests          Franklin Advisory
               Securities Fund - Class 2    primarily in equity securities of companies the     Services, LLC
                                            manager believes are significantly undervalued.
-----------------------------------------------------------------------------------------------------------------------
     YIF       FTVIPT Templeton             Objective: long-term capital growth. Invests        Templeton Investment
               International Securities     primarily in equity securities of companies         Counsel, Inc.
               Fund - Class 2               located outside the United States, including those
                                            in emerging markets.
-----------------------------------------------------------------------------------------------------------------------
     YIS       FTVIPT Templeton             Objective: long-term capital appreciation. Invests  Templeton Investment
               International Smaller        primarily in equity securities of smaller           Counsel, Inc.
               Companies Fund - Class 2     companies located outside the U.S., including in
                                            emerging markets.
-----------------------------------------------------------------------------------------------------------------------
     YSE       Goldman Sachs VIT CORESM     Objective: long-term growth of capital. Invests     Goldman Sachs Asset
               Small Cap Equity Fund        primarily in a broadly diversified portfolio of     Management
                                            equity securities of U.S. issuers which are
                                            included in the Russell 2000 Index at the time of
                                            investment.
-----------------------------------------------------------------------------------------------------------------------
     YUE       Goldman Sachs VIT CORESM     Objective: long-term growth of capital and          Goldman Sachs Asset
               U.S. Equity Fund             dividend income. Invests primarily in a broadly     Management
                                            diversified portfolio of large-cap and blue chip
                                            equity securities representing all major sectors
                                            of the U.S. economy.
-----------------------------------------------------------------------------------------------------------------------
     YMC       Goldman Sachs VIT Mid Cap    Objective: long-term capital appreciation.          Goldman Sachs Asset
               Value Fund                   Invests primarily in mid-capitalization companies   Management
                                            within   the  range  of  the  market
                                            capitalization      of     companies
                                            constituting   the  Russell   Midcap
                                            Value   Index   at   the   time   of
                                            investment.
-----------------------------------------------------------------------------------------------------------------------
     YAG       Janus Aspen Series           Objective: long-term growth of capital.             Janus Capital
               Aggressive Growth            Non-diversified mutual fund that invests primarily
               Portfolio: Service Shares    in common stocks selected for their growth
                                            potential and normally invests at least 50% of its
                                            equity assets in medium-sized companies.
-----------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------
     YGT       Janus Aspen Series Global    Objective: long-term growth of capital.             Janus Capital
               Technology Portfolio:        Non-diversified mutual fund that invests primarily
               Service Shares               in equity securities of U.S. and foreign companies
                                            selected for their growth potential.
                                            Normally  invests  at  least  65% of
                                            total   assets  in   securities   of
                                            companies that the portfolio manager
                                            believes will benefit  significantly
                                            from advancements or improvements in
                                            technology.

-----------------------------------------------------------------------------------------------------------------------
     YIG       Janus Aspen Series           Objective: long-term growth of capital. Invests at  Janus Capital
               International Growth         least 65%of its total assets in securities of
               Portfolio: Service Shares    issuers from at least five different countries,
                                            excluding the U.S. It may at times invest all of
                                            its assets in fewer than five countries or even a
                                            single country.
-----------------------------------------------------------------------------------------------------------------------
     YIP       Lazard Retirement Series     Objective: long-term capital appreciation. Invests  Lazard Asset
               International Equity         primarily in equity securities, principally common  Management
               Portfolio                    stocks of relatively large non-U.S. companies
                                            (those  whose total  market value is
                                            more  than  $1  billion)   that  the
                                            Investment   Manager   believes  are
                                            undervalued based on their earnings,
                                            cash flow or asset values.
-----------------------------------------------------------------------------------------------------------------------
     YGW       MFS(R)VIT Growth Series -    Objective: long-term growth of capital and future   MFS Investment
               Service Class                income.  Invests at least 80% of its total assets   Management(R)
                                            in   common   stocks   and   related
                                            securities  of  companies  which MFS
                                            believes  offer  better than average
                                            prospects for long-term growth.
-----------------------------------------------------------------------------------------------------------------------
     YDS       MFS(R)VIT New Discovery      Objective: capital appreciation. Invests primarily  Massachusetts
               Series - Service Class       in equity securities of emerging growth companies.  Financial Service
                                                                                                Company (MFS)
-----------------------------------------------------------------------------------------------------------------------
     YPH       Putnam VT High Yield Fund -  Objective: high current income and, when            Putnam Investment
               Class IB Shares              consistent with this objective, a secondary         Management, Inc.
                                            objective  of  capital  growth,   by
                                            investing        primarily        in
                                            high-yielding,   lower-rated   fixed
                                            income  securities   constituting  a
                                            portfolio  which  Putnam  Management
                                            believes does not involve undue risk
                                            to  income  or  principal.  See  the
                                            special      considerations      for
                                            investments in high yield securities
                                            described  in  the  Putnam  Variable
                                            Trust prospectus.
-----------------------------------------------------------------------------------------------------------------------
     YIO       Putnam VT International New  Objective: long-term capital appreciation. Invests  Putnam Investment
               Opportunities Fund - Class   primarily in growth stocks outside the U.S.         Management, Inc.
               IB Shares
-----------------------------------------------------------------------------------------------------------------------
     YNO       Putnam VT New Opportunites   Objective: long term capital appreciation. Invests  Putnam Investment
               Fund -                       mainly in common stocks of U.S. companies with a    Management, Inc.
               Class IA Shares              focus on growth stocks in sectors of the economy
                                            that Putnam Management believes possesses high
                                            growth potential.
-----------------------------------------------------------------------------------------------------------------------
     YVS       Putnam VT Vista Fund -       Objective: capital appreciation. Invests primarily  Putnam Investment
               Class IB Shares              in a diversified portfolio of common stocks that    Management, Inc.
                                            Putnam Management  believes have the
                                            potential for above-average  capital
                                            appreciation.
-----------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------
     YMI       Royce Micro-Cap Portfolio    Objective: long-term growth of capital. Invests     Royce & Associates,
                                            primarily in a broadly diversified portfolio of     Inc.
                                            equity securities issued by micro-cap companies
                                            (companies with stock market capitalizations below
                                            $300 million).
-----------------------------------------------------------------------------------------------------------------------
     YVA       Third Avenue Value Portfolio Objective: long-term capital appreciation. Invests  EQSF, Inc.
                                            primarily in common stocks of well-financed
                                            companies at a substantial discount to what the
                                            Advisor believes is their true value.
-----------------------------------------------------------------------------------------------------------------------
     YIC       Wanger International Small   Objective: long-term growth of capital.  Invests    Wanger Asset
               Cap                          primarily in stocks of small- and medium-size       Management, L.P.
                                            non-U.S. companies.
-----------------------------------------------------------------------------------------------------------------------
     YSP       Wanger U.S. Small Cap        Objective: long-term growth of capital.  Invests    Wanger Asset
                                            primarily in stocks of small- and medium-size U.S.  Management, L.P.
                                            companies.
-----------------------------------------------------------------------------------------------------------------------
     YEG       Warburg Pincus Trust -       Objective: maximum capital appreciation. Invests    Credit Suisse Asset
               Emerging Growth Portfolio    primarily in equity securities of small- to medium  Management, LLC sized U.S. emerging-growth companies.
-----------------------------------------------------------------------------------------------------------------------
     YSC       Warburg Pincus Trust/Small   Objective: capital growth. Invests primarily in     Credit Suisse Asset
               Company Growth Portfolio     equity securities of small-sized domestic           Management, LLC
                                            companies.
-----------------------------------------------------------------------------------------------------------------------

Fund objectives
The investment objectives and policies of some of the funds may be similar to the investment objectives and policies of other mutual funds that the investment advisor or its affiliates manage. Although the objectives and policies may be similar, each fund will have its own portfolio holdings and its own fees and expenses. Accordingly, each fund will have its own investment results, and those may differ significantly from other funds with similar investment objectives and policies.

The investment managers and advisors cannot guarantee that the funds will meet their investment objectives. Please read the fund prospectuses for facts you should know before investing. These prospectuses are available by contacting us at the address or telephone number on the first page of this prospectus.

All funds are available to serve as the underlying investments for variable life insurance policies. Some funds also are available to serve as investment options for variable annuities and tax-deferred retirement plans. It is possible that in the future, it may be disadvantageous for variable annuity accounts and variable life insurance accounts and/or tax-deferred retirement plans to invest in the available funds simultaneously.

Although the insurance company and the funds do not currently foresee any such disadvantages, the boards of directors or trustees of the appropriate funds will monitor events in order to identify any material conflicts between annuity owners, life insurance policy owners and tax-deferred retirement plans and to determine what action, if any, should be taken in response to a conflict. If a board were to conclude that it should establish separate funds for the variable annuity, variable life insurance and tax-deferred retirement plan accounts, you would not bear any expenses associated with establishing separate funds. Please refer to the fund prospectuses for risk disclosure regarding simultaneous investments by variable annuity, variable life insurance and tax-deferred retirement plan accounts.

Diversification: The Internal Revenue Service (IRS) has issued final regulations relating to the diversification requirements under Section 817(h) of the Code. Each fund intends to comply with these requirements.

RELATIONSHIP BETWEEN FUNDS AND SUBACCOUNTS

Each subaccount buys shares of the appropriate fund at net asset value without a sales charge. Dividends and capital gain distributions from a fund are reinvested at net asset value without a sales charge and held by the subaccount as an asset. Each subaccount redeems fund shares without a charge to the extent necessary to make death benefit or other payments under the policy.

Rates of Return of the Funds and Subaccounts
This section presents rates of return first for the funds, and then for the corresponding subaccounts. Rates of return are different in the two cases because those of the subaccounts reflect additional charges. All charges and expenses mentioned in the section are explained fully under "Loads, fees and charges".

Rates of return of the funds:
In the following table are average annual rates of return based on the actual investment performance of the funds after deduction of applicable fund charges (including the investment management fees and nonadvisory expenses) for the periods indicated assuming reinvestment of dividends and capital gains. These rates do not reflect charges that apply to the subaccounts or the policy and therefore do not illustrate how actual investment performance will affect policy benefits. If these charges were reflected, the illustrated rates of return would have been lower. Past performance does not guarantee future results.


Period ending 12/31/99

Fund                                                                                         10  years or since
                                                             1 year     3 years     5 years     commencement
IDS Life Series Fund, Inc -
   Equity Portfolio (Beta 1.16)1  (1/86)2                      80.89%     33.69%      31.72%       22.62%
   Equity Income Portfolio (5/99) 2                            --         --          --           (2.28)4
   Government Securities Portfolio (1/86) 2                    (1.97)      4.89        6.69         6.87
   Income Portfolio (1/86) 2                                     .44       4.61        7.48         7.78
   International Equity Portfolio (10/94) 2                    37.04      20.93       25.00        23.69
   Managed Portfolio (Beta 0.72) 1  (1/86) 2                   24.62      18.91       18.05        15.89

   Money Market Portfolio (1/86) 2                              4.72       4.96        5.01         4.82

AXPSM Variable Portfolio -
   Blue Chip Advantage Fund (9/99) 2                            --         --          --          13.524
   Bond Fund (10/81) 2                                          1.70       3.96        7.75         8.04
   Capital Resource Fund (10/81) 2                             23.75      24.00       21.30        15.50
   Cash Management Fund (10/81) 2                               4.73       5.01        4.94         4.82
   Diversified Equity Income Fund (9/99) 2                      --         --          --           4.764
   Emerging Markets Fund (5/00) 2                               --         --          --           --
   Extra Income Fund (5/96) 2                                  6.24       4.81        --            5.51
   Federal Income Fund (9/99) 2                                --         --          --            0.454
   Global Bond Fund (5/96) 2                                  (4.40)      2.36        --            4.07
   Growth Fund (9/99) 2                                        --         --          --           20.284
   International Fund (1/92) 2                                 45.63      20.11       16.03        13.34
   Managed Fund (4/86) 2                                       14.84      16.70       18.06        13.48
   New Dimensions Fund(R)(5/96) 2                               32.00      28.30       --           26.35
   S&P 500 Index Fund (5/00) 2                                  --         --          --           --
   Small Cap Advantage Fund (9/99) 2                            --         --          --          13.334
   Strategy Aggressive Fund (1/92) 2                           71.03      25.51       24.75        17.02
AIM V.I.
   Capital Appreciation Fund (5/93) 2                          44.61      --          25.59        22.33
   Capital Development Fund (5/98) 2                           29.10      --          --           11.22
   Growth and Income Fund (5/94) 2                             34.25      --          28.18        24.49
American Century VP
   International (5/94) 2                                      64.04%     32.21%      24.28%       20.07%
   Value (5/96) 2                                              (0.85)      9.43       --           11.10
Calvert CVS
   Social Balanced Portfolio (9/86) 2                          12.12      --          18.02        12.05


Fidelity VIP
   III Growth & Income Portfolio (Service Class) (12/96)        9.06      22.41       --           21.98
   2, 7
   III Mid Cap Portfolio (Service Class) (12/98) 2             48.94      --          --           53.04
   Overseas Portfolio (Service Class)  (12/87) 2, 7            42.39      21.42       17.32        11.40

FTVIPT
   Franklin Real Estate Fund - Class 2 (1/89) 2, 5             (6.36)     --           7.97         9.00
   Franklin Value Securities Fund  - Class 2 (5/98) 2, 5        1.39      --           --         (13.16)
   Templeton International Securities Fund - Class 2           23.23      --          17.03        15.25
   (5/92) 2, 6
   Templeton International Smaller Companies Fund -            23.90      2.30         --           5.20
   Class 2 (5/96) 2, 5
Goldman Sachs VIT
   CORESM Small Cap Equity Fund (2/98) 2                       17.54      --          --            3.46
   CORESM U.S. Equity Fund (2/98) 2                            24.30      --          --           20.75
   Mid Cap Value Fund (5/98) 2                                 (0.95)     --          --           13.564

Janus Aspen Series
   Aggressive Growth Portfolio: Service Shares (12/99) 2       --         --          --           --
   Global Technology Portfolio: Service Shares (1/00) 2        --         --          --           --
   International Growth Portfolio: Service Shares (12/99) 2    --         --          --           --
   Lazard Retirement Series
   International Equity Portfolio (9/98) 2                     21.41      --          --           26.16
MFS(R) VIT
   Growth Series - Service Class (5/99) 2                      --         --          --           40.014
   New Discovery Series - Service Class (5/98) 2              73.41       --          --           40.91
Putnam Variable Trust
   Putnam VT High Yield - Class IB Shares  (2/88) 2, 3          5.81      --           8.63        10.69
   Putnam VT International New Opportunities Fund - Class     102.80      --          --           32.79
   IB Shares (1/97) 2, 3
   Putnam VT New Opportunities Fund - Class IA Shares          69.35      --          32.89        30.36
   (5/94) 2
   Putnam VT Vista Fund - Class IB Shares (1/97) 2, 3          52.59      --          --           31.02
Royce
   Micro-Cap Portfolio (12/96) 2                               28.10      17.40       --           17.40
Third Avenue
   Value Portfolio (9/99) 2                                    --         --          --           8.404
Wanger
   International Small Cap (5/95) 2                           126.37      37.42       --           38.70
   U.S. Small Cap (5/95) 2                                     25.06      20.71       --           26.44
Warburg Pincus Trust
   Emerging Growth Portfolio (9/99) 2                          --         --          --           31.954
   Small Company Growth Portfolio (6/95) 2                     69.08      23.85       --           24.71


1 Beta is a volatility measure based on calculations of the fund's monthly return compared to the S&P 500 Index. A beta less than 1 indicates performance that is less volatile than the market; A beta more than 1 indicates performance that is more volatile than the market.
2    (Commencement date of the fund.)
3 Performance information for Class IB shares for the period prior to April 30, 1998 are based on the performance of the fund's Class IA shares (not offered as an investment option), adjusted to reflect the fees paid by Class IB shares, including a Rule 12b-1 fee of 0.15%.
4    Cumulative return (not annualized) since commencement date of the fund.
5    Because  no  Class 2  shares  were  issued  until  Jan.  6,  1999,  Class 2 performance represents the historical performance of Class 1 shares. Performance of Class 2 shares for periods after its Jan. 6, 1999 inception will reflect Class 2's additional 12b-1 fee expense which also affects all future performance.
6 Prior to May 1, 2000, the Templeton International Securities Fund was called Templeton International Fund. Because no Class 2 shares were issued until May 1, 1997, Class 2 performance represents the historical performance of Class 1 shares. Performance of Class 2 shares for periods after its May 1, 1997, inception will reflect Class 2's additional 12b-1 fee expense which also affects all future performance.

7 Service Class shares include an asset-based distribution fee (12b-1 fee). Initial offering of Service Class shares took place on Nov. 3, 1997, at which time the 12b-1 fee was imposed. Returns prior to that date do not include the effect of the Service Class fee structure, and returns listed would have been lower for each portfolio if the Service Class fee had been in place and reflected in the performance.

Rates of return of subaccounts:
Performance information for the subaccounts may appear from time to time in advertisements or sales literature. This information reflects the performance of a hypothetical investment in a particular subaccount during a specified time period. We show performance from the commencement date of the funds as if the policy existed at that time, which it did not. Although we base performance figures on historical earnings, past performance does not guarantee future results.

Average annual rates of return in the following tables reflect all charges incurred by the funds and charges against the subaccounts (including the mortality and expense risk charge). In the first table, the rates of return also reflect the 3.5% premium expense charge. In the second table the rates of return do not reflect the 3.5% premium expense charge. In both tables the rates of return do not reflect the surrender charge or monthly deduction. If these charges were reflected, the illustrated rates of return would have been lower.

Period ending 12/31/99

                 Since commencement of the subaccounts reflecting the 3.5% premium expense charge
Subaccount      Investing in:                                          1 year     3 years    5 years     10 years or
                                                                                                            since
                                                                                                        commencement
                IDS Life Series Fund -
    Equity      Equity Portfolio (8/87) 1                                ?%         ?%         ?%            ?%
Equity Income   Equity Income Portfolio (9/00)1                          --         --         --            ?2
  Government    Government Securities Portfolio (8/87) 1                  ?          ?          ?             ?
  Securities
    Income      Income Portfolio (8/87) 1                                 ?          ?          ?             ?
International   International Equity Portfolio (10/94) 1                  ?          ?          ?             ?
    Equity
   Managed      Managed Portfolio (8/87) 1                                ?          ?          ?             ?
 Money Market   Money Market Portfolio (8/87) 1                           ?          ?          ?             ?

                AXPSM Variable Portfolio -
     YBC           Blue Chip Advantage Fund (9/00) 1                      --         --         --           (6.81)2
     YBD           Bond Fund (9/00) 1                                  (2.73)      1.81       6.03             6.69
     YCR           Capital Resource Fund (9/00) 1                      18.35      21.45      19.37            14.06
     YCM           Cash Management Fund (9/00) 1                        0.16       2.84       3.26             3.51
     YDE           Diversified Equity Income Fund (9/00) 1                --         --         --            1.622
     YEM           Emerging Markets Fund (9/00) 1                         --         --         --             --
     YEX           Extra Income Fund (9/00) 1                           1.61       2.65         --            3.56
     YFI           Federal Income Fund (9/00) 1                           --         --         --           (3.10)2
     YGB           Global Bond Fund (9/00) 1                           (8.58)     0.24          --            2.14
     YGR           Growth Fund (9/00) 1                                   --         --         --           12.532
     YIE           International Fund (9/00) 1                         39.27      17.63      14.29           11.88
     YMF           Managed Fund (9/00) 1                               9.83       14.29      16.18           12.07
     YND           New Dimensions Fund(R)(9/00) 1                       ?          ?           --            ?
     YIV           S&P 500 Index Fund (9/00) 1                           --          --        --             --
     YSM           Small Cap Advantage Fund (9/00) 1                     --          --        --            7.082
     YSA           Strategy Aggressive Fund (9/00) 1                     63.57      22.91     22.80          15.48

                AIM V.I.
     YCA           Capital Appreciation Fund (9/00) 1                    38.34      22.53     23.59          20.58
     YCD           Capital Development Fund (9/00) 1                     23.44       --        --             7.85
     YGI           Growth and Income Fund (11/96) 1                       ?          ?         ?              ?

                American Century VP
     YIR           International (9/00) 1                                56.89      26.06     20.22          16.45
     YVL           Value (9/00) 1                                         ?          ?          --            ?

                Calvert CVS
     YSB           Social Balanced Portfolio (9/00) 1                     7.32      16.73     16.13          10.64


                Fidelity VIP
     YGC           III Growth & Income Portfolio (Service Class)          4.31      19.48      --             19.48
                   (9/00) 1
     YMP           III Mid Cap Portfolio (Service Class) (9/00) 1        42.46      --         --             46.41
     YOS           Overseas Portfolio (Service Class)  (9/00) 1          36.20      18.92      15.45          10.01
                FTVIPT
     YRE           Franklin Real Estate Fund - Class 2 (9/00) 1         (10.45)     (4.06)      6.25           7.63
     YSV           Franklin Value Securities Fund  - Class 2 (9/00)      (3.03)     --         --            (15.79)
                   1
     YIF           Templeton International Securities Fund - Class        ?          ?          ?              ?
                   2 (9/00) 1
     YIS           Templeton International Smaller Companies Fund -      18.51       0.22      --              3.28
                   Class 2 (9/00) 1

                Goldman Sachs VIT
     YSE           CORESM Small Cap Equity Fund (9/00) 1                 12.41       --        --              0.56
     YUE           CORESM U.S. Equity Fund (9/00) 1                      18.88       --        --             17.40
     YMC           Mid Cap Value Fund (9/00) 1                           (5.28)      --        --            (11.60)

                Janus Aspen Series
     YAG           Aggressive Growth Portfolio: Service Shares            --         --        --              --
                   (9/00) 1
     YGT           Global Technology Portfolio: Service Shares            --         --        --              --
                   (9/00) 1
     YIG           International Growth Portfolio: Service Shares         --         --        --              --
                   (9/00) 1

                Lazard Retirement Series
     YIP           International Equity Portfolio (9/00) 1               16.13       --        --             21.80

                MFS(R) VIT
     YGW           Growth Series - Service Class (9/00) 1                --          --        --             34.302
     YDS           New Discovery Series - Service Class (9/00) 1         65.79       --        --             36.53

                Putnam Variable Trust
     YPH           Putnam VT High Yield - Class IB Shares (9/00) 1        ?          ?          ?              ?
     YIO           Putnam VT International New Opportunities Fund -      93.96      --         --             29.99
                   Class IB Shares (9/00) 1
     YNO           Putnam VT New Opportunities Fund - Class IA            ?          ?          ?              ?
                   Shares (11/96) 1
     YVS           Putnam VT Vista Fund - Class IB Shares (9/00) 1       46.06      --         --             28.37

                Royce
     YMI           Micro-Cap Portfolio (9/00) 1                          22.56      14.91      --             14.91

                Third Avenue
     YVA           Value Portfolio (9/00) 1                              --         --         --             4.332

                Wanger
     YIC           International Small Cap (9/00) 1                     116.65      34.61      --             36.48
     YSP           U.S. Small Cap (9/00) 1                               19.46      18.18      --             24.36

                Warburg Pincus Trust
     YEG        Emerging Growth Portfolio (9/00) 1                       --         --         --             27.042
     YSC        Small Company Growth Portfolio (9/00) 1                   ?          ?         --              ?

1   (Commencement date of the subaccount)
2   These numbers are year-to-date as of Dec. 31, 1999, not annualized.

Period ending 12/31/99

               Since commencement of the subaccounts without reflecting the 3.5% premium expense charge
Subaccount      Investing in:                                          1 year     3 years    5 years     10 years or
                                                                                                            since
                                                                                                        commencement
                IDS Life Series Fund -
    Equity      Equity Portfolio (8/87) 1                               79.28%    32.50%    30.54%          21.52%
Equity Income   Equity Income Portfolio (9/00)1                         --        --        --              (2.76)2
  Government    Government Securities Portfolio (8/87) 1                 2.85     3.95      5.73             5.90
  Securities
    Income      Income Portfolio (8/87) 1                               (0.47)     3.66      6.51            6.81
International   International Equity Portfolio (10/94) 1                35.82     19.85     23.88           22.58
    Equity
   Managed      Managed Portfolio (8/87) 1                              23.50     17.85     16.98           14.77
 Money Market   Money Market Portfolio (8/87) 1                          3.77      4.01      4.08            3.89

                AXPSM Variable Portfolio -
     YBC           Blue Chip Advantage Fund (9/00) 1                   --         --         --             10.682
     YBD           Bond Fund (9/00) 1                                  .80        3.03       6.79            7.07
     YCR           Capital Resource Fund (9/00) 1                      22.64      22.90      20.22          14.47
     YCM           Cash Management Fund (9/00) 1                       3.80       4.07       4.00            3.88
     YDE           Diversified Equity Income Fund (9/00) 1             --         --         --             1.952
     YEM           Emerging Markets Fund (9/00) 1                      --         --         --             --
     YEX           Extra Income Fund (9/00) 1                          5.28       3.87       --              4.58
     YFI           Federal Income Fund (9/00) 1                        --         --         --              .422
     YGB           Global Bond Fund (9/00) 1                           (5.27)     1.44       --              3.15
     YGR           Growth Fund (9/00) 1                                --         --         --             16.612
     YIE           International Fund (9/00) 1                         44.32      19.04      15.11          12.38
     YMF           Managed Fund (9/00) 1                               13.81      15.66      17.01          12.46
     YND           New Dimensions Fund(R)(9/00) 1                      30.82      27.15      --             25.24
     YIV           S&P 500 Index Fund (9/00) 1                         --         --         --             --
     YSM           Small Cap Advantage Fund (9/00) 1                   --         --         --            10.972
     YSA           Strategy Aggressive Fund (9/00) 1                   69.50      24.38      23.68         15.99

                AIM V.I.
     YCA           Capital Appreciation Fund (9/00) 1                   43.36%     24.00%     24.47%        21.23%
     YCD           Capital Development Fund (9/00) 1                    27.92      --         --            10.18
     YGI           Growth and Income Fund (11/96) 1                     33.05      28.01      27.15         23.37

                American Century VP
     YIR           International (9/00) 1                               62.58      27.57      21.08         17.18
     YVL           Value (9/00) 1                                       (1.69)      8.46      --            10.12

                Calvert CVS
     YSB           Social Balanced Portfolio (9/00) 1                   11.21      18.12      16.96         11.04


                Fidelity VIP
     YGC           III Growth & Income Portfolio (Service Class)         8.09      20.91       --           20.91
                   (9/00) 1
     YMP           III Mid Cap Portfolio (Service Class) (9/00) 1       47.63       --         --           51.68
     YOS           Overseas Portfolio (Service Class)  (9/00) 1         41.14     20.34      16.27          10.40
                FTVIPT
     YRE           Franklin Real Estate Fund - Class 2 (9/00) 1         (7.20)    (2.92)      7.01           8.02
     YSV           Franklin Value Securities Fund  - Class 2 (9/00)      0.49       --         --          (13.97)
                   1
     YIF           Templeton International Securities Fund - Class      22.13      14.17     15.99          14.22
                   2 (9/00) 1
     YIS           Templeton International Smaller Companies Fund -     22.81       1.41       --            4.29
                   Class 2 (9/00) 1

                Goldman Sachs VIT
     YSE           CORESM Small Cap Equity Fund (9/00) 1                16.49        --        --            2.48
     YUE           CORESM U.S. Equity Fund (9/00) 1                     23.19        --        --           19.64
     YMC           Mid Cap Value Fund (9/00) 1                          (1.84)       --        --           (9.69)

                Janus Aspen Series
     YAG           Aggressive Growth Portfolio: Service Shares            --         --        --             --
                   (9/00) 1
     YGT           Global Technology Portfolio: Service Shares            --         --        --             --
                   (9/00) 1
     YIG           International Growth Portfolio: Service Shares         --         --        --             --
                   (9/00) 1

                Lazard Retirement Series
     YIP           International Equity Portfolio (9/00) 1                20.34      --        --             25.11

                MFS(R) VIT
     YGW           Growth Series - Service Class (9/00) 1                 --         --        --             39.172
     YDS           New Discovery Series - Service Class (9/00) 1          71.81      --        --             39.47

                Putnam Variable Trust
     YPH           Putnam VT High Yield - Class IB Shares (9/00) 1         4.86     3.43      7.66             9.69
     YIO           Putnam VT International New Opportunities Fund -      100.99      --        --             31.54
                   Class IB Shares (9/00) 1
     YNO           Putnam VT New Opportunities Fund - Class IA            67.84      36.22     31.70          29.16
                   Shares (11/96) 1
     YVS           Putnam VT Vista Fund - Class IB Shares (9/00) 1        51.35      --        --             29.90

                Royce
     YMI           Micro-Cap Portfolio (9/00) 1                           27.00      16.29     --             16.29

                Third Avenue
     YVA           Value Portfolio (9/00) 1                               --         --        --             8.122

                Wanger
     YIC           International Small Cap (9/00) 1                      124.51      --        36.22          37.53
     YSP           U.S. Small Cap (9/00) 1                                23.79      --        19.59          25.32

                Warburg Pincus Trust
     YEG        Emerging Growth Portfolio (9/00) 1                        --         --        --             31.642
     YSC        Small Company Growth Portfolio (9/00) 1                   67.57     22.77      --             23.63


1    (Commencement date of the subaccount)
2    These numbers are year-to-date as of Dec. 31, 1999, not annualized.

The Fixed Account

You can allocate premiums to the fixed account or transfer policy value from the subaccounts to the fixed account (with certain restrictions, explained in "Transfers between the fixed account and subaccounts").

The fixed account is the general investment account of IDS Life of New York. It includes all assets owned by IDS Life of New York other than those in the variable account and other separate accounts. Subject to applicable law, IDS Life of New York has sole discretion to decide how assets of the fixed account will be invested.

Placing policy value in the fixed account does not entitle you to share in the fixed account's investment experience, nor does it expose you to the account's investment risk. Instead, IDS Life of New York guarantees that the policy value you place in the fixed account will accrue interest at an effective annual rate of at least 4.0%, independent of the actual investment experience of the account. IDS Life of New York bears the full investment risk for amounts allocated to the fixed account. IDS Life of New York is not obligated to credit interest at any rate higher than 4.0%, although we may do so at our sole discretion. Rates higher than 4.0% may change from time to time, at the discretion of IDS Life of New York, and will be based on various factors including, but not limited to, the interest rate environment, returns earned on investments backing these policies, the rates currently in effect for new and existing IDS Life of New York policies, product design, competition and IDS Life of New York's revenues and expenses.

We will not credit interest in excess of 4.0% on any portion of policy value in the fixed account against which you have a policy loan outstanding.

Because of exemptive and exclusionary provisions, interests in the fixed account have not been registered under the Securities Act of 1933 and the fixed account has not been registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the fixed account nor any interests in it are subject to the provisions of these Acts and the staff of the SEC has not reviewed the disclosures in this prospectus relating to the fixed account. Disclosures regarding the fixed account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

Policy value

The value of your policy is the sum of values in the fixed account and each subaccount of the variable account.

FIXED ACCOUNT VALUE

The value in the fixed account on the policy date (when the policy is issued) equals:

     o the portion of your initial net premium allocated to the fixed account; plus
     o    interest accrued before the policy date; minus
     o the portion of the monthly deduction for the first policy month allocated to the fixed account.

On any later date, the value in the fixed account equals:

     o    the value on the previous monthly date; plus
     o net premiums allocated to the fixed account since the last monthly date; plus
     o any transfers to the fixed account from the subaccounts, including loan transfers, since the last monthly date; plus
     o    accrued interest on all of the above; minus
     o any transfers from the fixed account to the subaccounts, including loan repayment transfers, since the last monthly date; minus
     o any partial surrenders or partial surrender fees allocated to the fixed account since the last monthly date; minus
     o interest on any transfers or partial surrenders, from the date of the transfer or surrender to the date of calculation; minus
     o any portion of the monthly deduction for the coming month allocated to the fixed account if the date of calculation is a monthly date.

SUBACCOUNT VALUES

The value in each subaccount changes daily, depending on the investment performance of the funds in which that subaccount invests and on other factors detailed below. There is no guaranteed minimum subaccount value. You as owner bear the entire investment risk.

Calculation of subaccount value: The value of each subaccount on the policy date equals:

     o    the portion of your initial net premium  allocated to the  subaccount;
          plus
     o    interest accrued before the policy date; minus
     o the portion of the monthly deduction for the first policy month allocated to that subaccount.

The value on each subaccount on each valuation date equals:

     o the value of the subaccount on the preceding valuation date, multiplied by the net investment factor for the current valuation period (explained below); plus
     o net premiums received and allocated to the subaccount during the current valuation period; plus
     o any transfers to the subaccount (from the fixed account or other subaccounts, including loan repayment transfers) during the period; minus
     o any transfers from the subaccount including loan transfers during the current valuation period; minus
     o any partial surrenders and partial surrender fees allocated to the subaccount during the period; minus
     o any portion of the monthly deduction allocated to the subaccount during the period.

The net investment factor measures the investment performance of a subaccount from one valuation period to the next. Because performance may fluctuate, the value of a subaccount may increase or decrease from day to day.

Accumulation units: We convert the policy value allocated to each subaccount into accumulation units. Each time you direct a premium payment or transfer policy value into one of the subaccounts, we credit a certain number of accumulation units to your policy for that subaccount. Conversely, each time you take a partial surrender or transfer value out of a subaccount, we subtract a certain number of accumulation units.

Accumulation units are the true measure of investment value in each subaccount. For subaccounts investing in the funds, they are related to, but not the same as, the net asset value of the corresponding fund. The dollar value of each accumulation unit can rise or fall daily, depending on the investment performance of the underlying funds, and on certain charges. Here is how unit values are calculated:

Number of units: To calculate the number of units for a particular subaccount, we divide your investment (net premium or transfer amount) by the current accumulation unit value.

Accumulation unit value: The current accumulation unit value for each subaccount equals the last accumulation unit value times the current net investment factor.

Net investment factor: We determine the net investment factor at the end of each valuation period. This factor equals

                              (a divided by b) - c,
where:

(a) equals:

     o    net asset value per share of the fund; plus
     o per-share amount of any dividend or capital gain distribution made by the relevant fund to the subaccount; plus
     o any credit or minus any charge for reserves to cover any tax liability resulting from the investment operations of the subaccount.

(b) equals:

     o net asset value per share of the fund at the end of the preceding valuation period; plus
     o any credit or minus any charge for reserves to cover any tax liability in the preceding valuation period.

(c) is a percentage factor representing the mortality and expense risk charge, as described in "Loads, fees and charges" above.

Factors that affect subaccount accumulation units: Accumulation units of each subaccount may change in two ways; in number and in value. Here are the factors that influence those changes:

The number of accumulation units you own may fluctuate due to:

     o    additional premiums allocated to the subaccount;
     o    transfers into or out of the subaccount;
     o    partial surrenders and partial surrender fees;
     o    surrender charges; and/or
     o    pro rata portions of the monthly deductions

Accumulation unit values will fluctuate due to:

     o    changes in underlying fund's net asset value;
     o    dividends distributed to the subaccount;
     o    capital gains or losses of underlying fund;
     o    fund operating expenses; and/or
     o    mortality and expense risk fees.

Proceeds Payable Upon Death

We will pay a benefit to the beneficiary of the policy when the insured dies.

If that death is prior to the maturity date, the amount payable is based on the specified amount and death benefit option (described below) that you have selected, less any indebtedness.

Option 1 (level amount): Under this option, the policy's value is part of the specified amount. The Option 1 death benefit is the greater of:

     o    the specified amount on the date of the insured's death; or
     o the applicable percentage of the policy value on the date of the insured's death, if that death occurs on a valuation date, or on the next valuation date following the date of death. (See table below.)

Applicable percentage table

Insured's attained    Applicable            Insured's attained    Applicable
insurance age         percentage of         insurance age         percentage of
                      policy value                                policy value

40 or younger         250%                  61                    128%
41                    243                   62                    126
42                    236                   63                    124
43                    229                   64                    122
44                    222                   65                    120
45                    215                   66                    119
46                    209                   67                    118
47                    203                   68                    117
48                    197                   69                    116
49                    191                   70                    115

50                     185                   71                    113
51                     178                   72                    111
52                     171                   73                    109
53                     164                   74                    107
54                     157                   75-95                 105
55                     150                   96                    104
56                     146                   97                    103
57                     142                   98                    102
58                     138                   99                    101
59                     134                   100                   100
60                     130

The percentage is designed to ensure that the policy meets the provisions of federal tax law which require a minimum death benefit in relation to policy value for your policy to qualify as life insurance.

Option 2 (variable amount): Under this option, the policy value is added to the specified amount. The Option 2 death benefit is the greater of:

     o    the policy value plus the specified amount; or
     o the applicable percentage of policy value (from the preceding table) on the date of the insureds death, if that death occurs on a valuation date, or on the next valuation date following the date of death.

Examples:                             Option 1                   Option 2
---------                             --------                   --------

Specified amount                      $100,000                   $100,000
Policy value                          $  5,000                 $    5,000
Death benefit                         $100,000                   $105,000
Policy value increases to             $  8,000                 $    8,000
Death benefit                         $100,000                   $108,000
Policy value decreases to             $  3,000                 $    3,000
Death benefit                         $100,000                   $103,000

If you want to have premium payments and favorable investment performance reflected partly in the form of an increasing death benefit, you should consider Option 2. If you are satisfied with the specified amount of insurance protection and prefer to have premium payments and favorable investment performance reflected to the maximum extent in the policy value, you should consider Option
1. Under Option 1, the cost of insurance is lower because IDS Life of New York's net amount at risk is generally lower; for this reason the monthly deduction is less and a larger portion of your premiums and investment returns is retained in the policy value.

CHANGE IN DEATH BENEFIT OPTION

You may make a written request to change the death benefit option once per policy year. A change in the death benefit option also will change the specified amount. You do not need to provide additional evidence of insurability.

If you change from Option 1 to Option 2: The specified amount will decrease by an amount equal to the policy value on the effective date of the change. You cannot change from Option 1 to Option 2 if the resulting death benefit amount would fall below the minimum amount shown in the policy.

If you change from Option 2 to Option 1: The specified amount will increase by an amount equal to the policy value on the effective date of the change.

An increase or decrease in specified amount resulting from a change in the death benefit option will affect the following policy costs:

     o Monthly deduction because the cost of insurance depends upon the specified amount.
     o    Minimum monthly premium.
     o    Charges for certain optional insurance benefits.

The surrender charge will not be affected.

CHANGES IN SPECIFIED AMOUNT

Subject to certain limitations, you may make a written request to increase or decrease the specified amount at any time. Changes in specified amount may have tax implications, discussed in the section "Modified endowment contracts" under "Federal taxes."

Increases: If you increase the specified amount, we may require additional evidence of insurability that is satisfactory to us. The effective date of the increase will be the monthly anniversary on or next following our approval of the increase. The increase may not be less than $10,000, and we will not permit an increase after the insured's attained insurance age 85.

An increase in the specified amount will have the following effect on policy costs:

     o Your monthly deduction will increase because the cost of insurance charge depends upon the specified amount.
     o    Charges for certain optional insurance benefits may increase.
     o    The minimum monthly premium will increase if the NLG is in effect.
     o    The surrender charge will increase.

At the time of the increase in specified amount, the cash surrender value of your policy must be sufficient to pay the monthly deduction on the next monthly anniversary. The increased surrender charge will reduce the cash surrender value. If the remaining cash surrender value is not sufficient to cover the monthly deduction, we will require you to pay additional premiums within the 61-day grace period. If you do not, the policy will lapse unless the NLG is in effect. Because the minimum monthly premium will increase, you may also have to pay additional premiums to keep the NLG in effect.

Decreases: Any decrease in specified amount will take effect on the monthly anniversary on or next following our receipt of your written request. The specified amount remaining after the decrease may not be less than the minimum amount shown in the policy. If, following a decrease in specified amount, the policy would no longer qualify as life insurance under federal tax law, the decrease may be limited to the extent necessary to meet these requirements.

A decrease in specified amount will affect your costs as follows:

     o Your monthly deduction will decrease because the cost of insurance charge depends upon the specified amount.
     o    Charges for certain optional insurance benefits may decrease.
     o    The minimum monthly premium will decrease if the NLG is in effect.
     o    The surrender charge will not change.

No surrender charge is imposed when you request a decrease in the specified amount.

We will deduct decreases in the specified amount from the current specified amount in this order:

     o    First from the portion due to the most recent increase;
     o    Next from portions due to the next most recent increases successively;
          and
     o    Then from the initial specified amount when the policy was issued.

This procedure may affect the cost of insurance if we have applied different risk classifications to the current specified amount. We will eliminate the risk classification applicable to the most recent increase in the specified amount first, then the risk classification applicable to the next most recent increase, and so on.

MISSTATEMENT OF AGE OR SEX

If the insured's age or sex has been misstated, the proceeds payable upon death will be:

     o    the policy value on the date of death; plus
     o the amount of insurance that would have been purchased by the cost of insurance deducted for the policy month during which death occurred, if that cost had been calculated using rates for the correct age and sex; minus
     o    the amount of any outstanding indebtedness on the date of death.

SUICIDE

Suicide by the insured, whether sane or insane, within two years from the policy date is not covered by the policy. If suicide occurs, the only amount payable to the beneficiary will be the premiums paid, minus any indebtedness and partial surrenders.

BENEFICIARY

Initially, the beneficiary will be the person you designate in your application for the policy. You may change the beneficiary by giving written notice to IDS Life of New York, subject to requirements and restrictions stated in the policy. If you do not designate a beneficiary, or if the designated beneficiary dies before the insured, the beneficiary will be you or your estate.

Transfers between the Fixed Account and Subaccounts

You may transfer policy values from one subaccount to another or between subaccounts and the fixed account. For most transfers, we will process your transfer request at the end of the valuation period during which we receive your request. There is no charge for transfers. Before transferring policy value, you should consider the risks involved in switching investments.

We may suspend or modify the transfer privilege at any time with the necessary approval of the SEC. Transfers involving the fixed account are subject to the restrictions below.

FIXED ACCOUNT TRANSFER POLICIES

     o You must make transfers from the fixed account during a 30-day period starting on a policy anniversary, except for automated transfers, which can be set up at any time for transfer periods of your choosing subject to certain minimums.
     o If we receive your request to transfer amounts from the fixed account within 30 days before the policy anniversary, the transfer will become effective on the anniversary.
     o If we receive your request on or within 30 days after the policy anniversary, the transfer will be effective on the day we receive it.
     o We will not accept requests for transfers from the fixed account at any other time.
     o If you made a transfer from the fixed account to one or more subaccounts, you may not make a transfer from any subaccount back to the fixed account until the next policy anniversary. We will waive this limitation once during the first two policy years if you exercise the policy's right to exchange provision. (See "Exchange right").

Minimum Transfer Amounts

From a subaccount to another subaccount or the fixed account:

     o For mail and phone transfers--$250 or the entire subaccount balance, whichever is less.
     o    For automated transfers--$50.

From the fixed account to a subaccount:

     o $250 or the entire fixed account balance, minus any outstanding indebtedness, whichever is less.
     o    For automated transfers -- $50.

Maximum Transfer Amounts

From a subaccount to another subaccount or the fixed account:

     o    None.

From the fixed account to a subaccount:

     o    Entire fixed account balance, minus any outstanding indebtedness.

Maximum Number of Transfers Per Year

We reserve the right to limit mail and telephone transfers to five per policy year. Twelve automated transfers per policy year are allowed.

TWO WAYS TO REQUEST A TRANSFER, LOAN OR SURRENDER

Provide  your  name,   policy  number,   Social   Security  Number  or  Taxpayer
Identification Number when you request a transfer.

1 By letter

Regular mail:

IDS Life of New York
P.O. Box 5144
Albany, NY 12205

Express mail:

IDS Life of New York
20 Madison Avenue Extension
Albany, NY 12203

2 By phone

Call between 8 a.m. and 6 p.m. Eastern Time:
1-800-541-2251 (toll free) or (518) 869-8613 (Albany area)

     o We answer phone requests promptly, but you may experience delays when call volume is unusually high. If you are unable to get through, use mail procedure as an alternative.

     o We will honor any telephone transfer or surrender request we believe is authentic and we will use reasonable procedures to confirm that it is. These procedures include asking identifying questions and tape recording calls. As long as we follow these procedures, IDS Life of New York and its affiliates will not be liable for any loss resulting from fraudulent requests.

     o We make telephone transfers available automatically. If you do not want telephone transfers to be made from your account, please write to IDS Life of New York and tell us.

AUTOMATED TRANSFERS

In addition to written and telephone requests, you can arrange to have policy value transferred from one account to another automatically. Your financial advisor can help you set up an automated transfer.

Automated transfer policies:

     o    Minimum automated transfer amount: $50
     o Only one automated transfer arrangement can be in effect at any time. You can transfer policy values to one or more subaccounts and the fixed account, but you can transfer from only one account. o You can start or stop this service by written request. You must allow seven days for us to change any instructions that currently are in place.
     o You cannot make automated transfers from the fixed account in an amount that, if continued, would deplete the fixed account within 12 months.
     o If you made a transfer from the fixed account to one or more subaccounts, you may not make a transfer from any subaccount back to the fixed account until the next policy anniversary.
     o If you submit your automated transfer request with an application for a policy, automated transfers will not take effect until the policy is issued.
     o If the value of the account from which you are transferring policy value is less than the $50 minimum, we will stop the transfer arrangement automatically.
     o Automated transfers are subject to all other policy provisions and terms including provisions relating to the transfer of money between the fixed account and the subaccounts.

AUTOMATED DOLLAR-COST AVERAGING

You can use automated transfers to take advantage of dollar-cost averaging -- investing a fixed amount at regular intervals. For example, you might have a set amount transferred monthly from a relatively conservative subaccount to a more aggressive one, or to several others.

This systematic approach can help you benefit from fluctuations in accumulation unit value, caused by fluctuations in the market value of the underlying fund. Since you invest the same amount each period, you automatically acquire more units when the market value falls, fewer units when it rises. The potential effect is to lower your average cost per unit. There is no charge for dollar-cost averaging.

How dollar-cost averaging works

Month             Amount          Accumulation        Number of units
                 Invested          unit value            purchased
Jan               $100                $20                  5.00

Feb                100                 16                  6.25

Mar                100                  9                 11.11

Apr                100                  5                 20.00

May                100                  7                 14.29

June               100                 10                 10.00

July               100                 15                  6.67

Aug                100                 20                  5.00

Sept               100                 17                  5.88

Oct                100                 12                  8.33

(footnotes to table) By investing an equal number of dollars each month...

(arrow in table pointing to April) you automatically buy more units when the per unit market price is low...

(arrow in table pointing to August) and fewer units when the per unit market price is high.

You have paid an average price of only $10.81 per unit over the 10 months, while the average market price actually was $13.10.

Dollar-cost averaging does not guarantee that any variable subaccount will gain in value, nor will it protect against a decline in value if market prices fall. Because this strategy involves continuous investing, your success with dollar-cost averaging will depend upon your willingness to continue to invest regularly through periods of low price levels. Dollar-cost averaging can be an effective way to help meet your long-term goals.

Policy Loans

You may borrow against your policy by written or telephone request. (See chart under "Transfers between the Fixed Account and Subaccounts" for address and telephone numbers for your requests.) We will process your loan request at the end of the valuation period during which we receive your request. (Loans by telephone are limited to $50,000.)

Interest rate: The interest rate for policy loans is 6% per year. After the 10th anniversary we expect to reduce the loan interest to 4% per year. Interest is charged daily and due at the end of the policy year.

Minimum loan:

     o    $200

Maximum loan:

     o    90% of the policy value minus surrender charges.

We will compute the maximum loan value as of the end of the valuation period during which we receive your loan request. The amount available at any time for a new loan is the maximum loan value less any existing indebtedness. When we compute the amount available, we reserve the right to deduct from the loan value interest for the period until the next policy anniversary and monthly deductions that we will take until the next policy anniversary.

Payment of loaned funds: Generally, we will pay loans within seven days after we receive your request (with certain exceptions -- see "Deferral of Payments," under "Payment of Policy Proceeds.")

Allocation of loans to accounts: If you do not specify whether the loan is to come from the fixed account or the subaccounts, we will take it from the subaccounts and the fixed account in proportion to their values, minus indebtedness. When we make a loan from a subaccount, we redeem accumulation units and transfer the proceeds into the fixed account. We will credit the loaned amount with 4.0% annual interest.

Repayments: We will allocate loan repayments to subaccounts and/or the fixed account using the premium allocation percentages in effect unless you tell us otherwise. Repayments must be in amounts of at least $25.

Overdue interest: If you do not pay accrued interest when it is due, we will increase the amount of indebtedness in the fixed account to cover the amount due. Interest added to a policy loan will be charged the same interest rate as the loan itself. We will take the interest from the fixed account and/or subaccounts, using the monthly deduction allocation percentages. If the value in the fixed account or any subaccount is not enough to pay the allocated interest, we will take all of the interest from all of the accounts in proportion to their value, minus indebtedness.

Effects of policy loans: If you do not repay your loan, it will reduce the death benefit and cash surrender value. Even if you do repay it, your loan can have a permanent effect on death benefits and policy values, because money you borrow against the subaccounts will not share in the investment results of the relevant fund(s).

A loan may terminate the no lapse guarantee. We deduct the loan amount from the total premiums you pay, which may reduce the total below the level required to keep the NLG in effect.

Taxes: If your policy lapses or you surrender it with an outstanding indebtedness, and the amount of outstanding indebtedness plus the cash surrender value is more than the sum of premiums you paid, you generally will be liable for taxes on the excess. (See "Federal Taxes.")

Policy Surrenders

You may surrender your policy in full or in part by written or telephone request. (See chart under "Transfers between the Fixed Account and Subaccounts.") We will process your surrender request at the end of the valuation period during which we receive your request. We may require you to return your policy.

We normally will process your payment within seven days; however, we reserve the right to defer payment. (See "Deferral of Payments," under "Payment of Policy Proceeds.")

TOTAL SURRENDERS
If you totally surrender your policy, you receive its cash surrender value -- the policy value minus outstanding indebtedness and applicable surrender charges. (See "Loads, Fees and Charges.") We will compute the value of each subaccount as of the end of the valuation period during which we receive your request.

PARTIAL SURRENDERS
After the first policy year, you may surrender any amount from $500 up to 90% of the policy's cash surrender value. (Partial surrenders by telephone are limited to $50,000.) We will charge you a partial surrender fee, described under "Loads, Fees and Charges."

ALLOCATION OF PARTIAL SURRENDERS
Unless you specify otherwise, IDS Life of New York will make partial surrenders from the fixed account and subaccounts in proportion to their values at the end of the valuation period during which we receive your request. In determining these proportions, we first subtract the amount of any outstanding indebtedness from the fixed account value.

EFFECT OF PARTIAL SURRENDERS

     o A partial surrender will reduce the policy value by the amount of the partial surrender and fee.

     o A partial surrender will reduce the death benefit by the amount of the partial surrender and fee, or, if the death benefit is based on the applicable percentage of policy value, by an amount equal to the applicable percentage times the amount of the partial surrender.

     o A partial surrender may terminate the no lapse guarantee. We deduct the surrender amount from total premiums you paid, which may reduce the total below the level required to keep the no lapse guarantee in effect.

     o If Option 1 is in effect, a partial surrender will reduce the specified amount by the amount of the partial surrender and fee. IDS Life of New York will deduct this decrease from the current specified amount in this order:

         1. First from the specified amount provided by the most recent increase;
         2.    next from the next most recent increases successively;
         3. then from the initial specified amount when the policy was issued.

Because they reduce the specified amount, partial surrenders may affect the cost of insurance. IDS Life of New York will not allow a partial surrender if it would reduce the specified amount below the required minimum. (See "Decreases" under "Proceeds Payable Upon Death").

     o If Option 2 is in effect, a partial surrender does not affect the specified amount.

TAXES
Upon surrender, you generally will be liable for taxes on any excess of the cash surrender value plus outstanding indebtedness over the premium paid. (See "Federal Taxes.")

EXCHANGE RIGHT

For two years after we issue the policy, you can exchange it for one that provides benefits that do not vary with the investment return of the subaccounts. Because the policy itself offers a fixed return option, all you need to do is transfer all of the policy value in the subaccounts to the fixed account. We automatically will credit all future premium payments to the fixed account unless you request a different allocation.

A transfer for this purpose will not count against the five-transfers-per-year limit. Also, we will waive any restrictions on transfers into the fixed account for this type of transfer.

There is no effect on the policy's death benefit, specified amount, net amount at risk, risk classification or issue age. Only the method of funding the policy value will be affected.

We will not require evidence of insurability. We will require that:

1.       this policy is in force; and
2.       your request is in writing; and
3.       you repay any existing indebtedness.

The new policy will have the same initial death benefit, policy date and issue age as this policy. The premium for the new policy will be based on our rates in effect on its policy date for the same class of risk as under this policy.

We will inform you of the premium for the new policy and any extra sum required or allowance to be made for a cash surrender value adjustment that takes appropriate account of the values under both this policy and the new policy. If the cash surrender value of this policy exceeds the cash surrender value of the new policy, the excess will be sent to you. If the cash surrender value of this policy is less than the cash surrender value of the new policy, you will be required to send us the shortage amount for this exchange to be completed.

PAID-UP INSURANCE OPTION

You may request that we use the cash surrender value of the policy be used to purchase an amount of paid-up insurance. You may make your request in writing during the 30 days before any policy anniversary. The paid-up insurance policy will take effect as of the policy anniversary and will mature on the original policy's maturity date. You will forfeit all rights to make future premium payments and all riders will terminate.

The amount and cash surrender value of the paid-up insurance will be based on the cost of insurance rates guaranteed in the policy and on the fixed account guaranteed interest rate. The paid-up policy's death benefit amount, minus its cash surrender value, cannot be greater than your current policy's death benefit, minus its policy value (both as of the date of the paid-up policy's purchase). The amount of paid-up insurance will remain level and will not be less than required by law.

Optional Insurance Benefits

You may choose to add the following benefits to your policy at an additional cost, in the form of riders (if you meet certain requirements). More detailed information on these benefits is in your policy.

Waiver of monthly deduction (WMD): Under WMD, we will waive the monthly deduction if the insured becomes totally disabled.

Accidental death benefit (ADB): ADB provides an additional death benefit if the insured's death is caused by accidental injury.

Other insured rider (OIR): OIR provides a level, adjustable death benefit on the life of each other insured covered.

Children's insurance rider (CIR): CIR provides level term coverage on each eligible child.

Automatic increase benefit rider (AIB): AIB provides an increase in the specified amount at a designated percentage on each policy anniversary until insured's attained age 65.

Payment of Policy Proceeds

We will pay policy proceeds when:

     o    you surrender the policy; or
     o    the insured dies
     o the policy maturity date is reached, which occurs when the insured reaches attainded insurance age 100.

We will pay all proceeds by check. We will compute the amount of the death proceeds and pay it in a single sum unless you select one of the payment options below. We will pay interest at a rate then in effect on death proceeds from the date of the insured's death to the settlement date (the date on which we pay the proceeds in a lump sum or first place them under a payment option).

Payment options:
During the insured's lifetime, you may request in writing that we pay policy proceeds under one or more of the three payment options below. (The beneficiary also may select a payment option, unless you say that he or she cannot). You decide how much of the proceeds to place under each option (minimum: $5,000). We will transfer any such amount to IDS Life of New York's general account. Unless we agree otherwise, we must make payments under all options to a natural person.

You also may make a written request to us to change a prior choice of payment option or, if we agree, to elect a payment option other than the three below.

If you elect a payment option for pre-death proceeds, payments under this option may be subject to federal income tax as ordinary income. If you elect Option A, the full pre-death proceeds will be taxed as a full surrender or maturity as described in "Taxation of policy proceeds" and also may be subject to an additional 10% penalty tax if the policy is a modified endowment. The interest paid under Option A will be ordinary income subject to income tax in the year earned. The interest payments will not be subject to the 10% penalty tax.

If you elect Option B or Option C for payment of pre-death proceeds, any indebtedness at the time of election will be taxed as a partial surrender as described in "Taxation of policy proceeds" and also may be subject to an additional 10% penalty tax if the policy is a modified endowment. We will use the remainder of the proceeds to make payments under the option elected. A portion of each payment will be taxed as ordinary income and a portion of each payment will be considered a return of the investment in the policy and will not be taxed. We describe an owner's investment in the policy in "Taxation of Policy Proceeds." All payments we make after the investment in the policy is fully recovered will be subject to tax. Amounts we pay under Option B or Option C that are subject to tax also may be subject to an additional 10% penalty tax. (See "Penalty tax" under "Federal taxes").

Death benefit proceeds applied to any payment option are not considered part of the beneficiary's income and therefore are not subject to federal income tax. Payments of interest under Option A will be ordinary income subject to tax. Under Option B or Option C, a portion of each payment will be ordinary income subject to tax and a portion of each payment will be considered a return of the beneficiary's investment in the policy which is not subject to tax. The beneficiary's investment in the policy is the death benefit proceeds we apply to the payment option. All payments we make after the investment in the policy is fully recovered will be subject to tax.

Option A -- Interest payments: We will pay interest on any proceeds placed under this option at a rate of 4% per year compounded annually, at regular intervals and for a period that is agreeable to both you and us. At the end of any payment interval, you may withdraw proceeds in amounts of at least $100. At any time, you may withdraw all of the proceeds that remain or you may place them under a different payment option approved by us.

Option B -- Payments for a specified period: We will make fixed monthly payments for any number of years you specify. Here are examples of monthly payments for each $1,000 placed under this option:


Payment period               Monthly payment per $1,000
   (years)                   placed under Option B
_______________             ___________________________
       10                             $ 9.61
       15                               6.87
       20                               5.51
       25                               4.71
       30                               4.18

We will furnish monthly amounts for other payment periods at your request, without charge.

Option C -- Lifetime income: We will make monthly payments for the life of the person (payee) who is to receive the income. We will guarantee payment for 10, 15 or 20 years.

We will base the amount of each monthly payment per $1,000 placed under this option on the table of settlement rates in effect at the time of the first payment. The amount depends on the sex and adjusted age of the payee on that date. Adjusted age means the age of the payee (on the payee's last birthday) minus an adjustment as follows:

Calendar year of     Adjustment    Calendar year of      Adjustment
Payee's birth                      payee's birth

Before 1920              0              1945-1949             6
1920-1924                1              1950-1959             7
1925-1929                2              1960-1969             8
1930-1934                3              1970-1979             9
1935-1939                4              1980-1989            10
1940-1944                5              After 1989           11

The amount of each monthly payment per $1,000 placed under this option will be at least the amounts shown in the next table.

We will furnish monthly amounts for any adjusted age not shown at your request, without charge.

Adjusted
age                     Life income per $1,000 with
payee                   payments guaranteed for
------------------------------------------------------------------------
         10 years                  15 years               20 years
      Male    Female         Male      Female         Male     Female
------------------------------------------------------------------------
50   $4.22    $3.89         $4.17      $3.86         $4.08     $3.82
55    4.62     4.22          4.53       4.18          4.39      4.11
60    5.14     4.66          4.96       4.57          5.71      4.44
65    5.81     5.22          5.46       5.05          5.02      4.79
70    6.61     5.96          5.96       5.60          5.27      5.12
75    7.49     6.89          6.38       6.14          5.42      5.35

Deferral of payments:
We reserve the right to defer payments of cash surrender value, policy loans or variable death benefits in excess of the specified amount if:

     o the payments derive from a premium payment made by a check that has not cleared the banking system (we have not collected good payment);

     o    the  NYSE  is  closed  (other  than  customary   weekend  and  holiday
          closings);

     o in accordance with SEC rules, trading on the NYSE is restricted or, because of an emergency, it is not practical to dispose of securities held in the subaccount or determine the value of the subaccount's net assets.

We may delay the payment of any loans or surrenders from the fixed account up to six months from the date we receive the request. If we postpone the payment of surrender proceeds more than 30 days, we will pay you interest on the amount surrendered at an annual rate of 3% for the period of postponement.

Federal Taxes

The following is a general discussion of the policy's federal income tax implications. It is not intended as tax advice. Because the effect of taxes on the value and benefits of your policy depends on your individual situation as well as IDS Life of New York's tax status, YOU SHOULD CONSULT A TAX ADVISOR TO FIND OUT HOW THESE GENERAL CONSIDERATIONS APPLY TO YOU. The discussion is based on our understanding of federal income tax laws as the Internal Revenue Service
(IRS) currently interprets them; both the laws and their interpretation may change.

We intend the policy to qualify as a life insurance policy for federal income tax purposes. To that end, the provisions of the policy are to be interpreted to ensure or maintain this tax qualification. IDS Life of New York reserves the right to change the policy in order to ensure that it will continue to qualify as life insurance for tax purposes. We will send you a copy of any changes.

IDS LIFE OF NEW YORK'S TAX STATUS

The IRS taxes IDS Life of New York as a life insurance company under the Code. For federal income tax purposes, we consider the subaccounts to be a part of IDS Life of New York, although we treat their operations separately in accounting and financial statements. We reinvest the investment income from the subaccounts and it becomes part of the subaccounts' value. The IRS does not tax IDS Life of New York on this investment income, including realized capital gains. Therefore, IDS Life of New York does not charge the subaccounts for our federal income taxes. IDS Life of New York reserves the right to make such a charge in the future if there is a change in the tax treatment of subaccounts or variable life insurance contracts or in IDS Life of New York's tax status as we currently understand it.

TAXATION OF POLICY PROCEEDS

The IRS does not consider the death benefit to be part of the beneficiary's income and therefore it is not subject to federal income taxes. When we pay the proceeds on the maturity date and the amount received plus any indebtedness exceeds your investment in the policy, the IRS may tax the excess as ordinary income.

The IRS may tax part or all of any pre-death proceeds that you receive through full surrender or maturity, lapse, partial surrender, policy loan or assignment of policy value or payment options as ordinary income. (See the following table.) In some cases, the tax liability depends on whether the policy is a modified endowment (explained following the table). The taxable amount also may be subject to an additional 10% penalty tax if the policy is a modified endowment.

Source of proceeds                    Taxable portion of pre-death proceeds

Full surrender:                       Amount you receive plus any indebtedness,
                                      minus your investment in the policy.*

Lapse:                                Any outstanding indebtedness minus your
                                      investment in the policy.*

Partial surrenders                    Lesser of:
(modified endowments):                the amount you receive or policy value
                                      minus your investment in the policy.*

Policy loans and assignments          Lesser of:
(modified endowments)                 the amount of the loan/assignment or
                                      policy value minus your investment in the policy.*

Partial surrenders                    Generally, if the amount you receive is
(other policies):                     greater than your investment in the
                                      policy,* the  amount  in  excess  of
                                      your investment is taxable.
                                      However,  during  the first
                                      15    policy    years,    a
                                      different   amount  may  be
                                      taxable   if  the   partial
                                      surrender  results in or is
                                      caused  by a  reduction  in
                                      benefits.

Policy loans and assignments          None
(other policies):

Payment options:                      If  we  pay  the
                                      proceeds   of  the   policy
                                      under  one of  the  payment
                                      options,  see the  "Payment
                                      option"  under  "Payment of
                                      Policy  proceeds"   section
                                      for tax information.

*The owner's investment is equal to premiums paid, minus the nontaxable portion of any previous partial surrenders, plus the taxable portion of any previous policy loans.

MODIFIED ENDOWMENT CONTRACTS

In  1988,  Congress  created  a new  class  of life  insurance  policies  called
"Modified Endowment Contracts." The IRS taxes these policies differently from conventional life insurance contracts.

Your policy is a modified endowment contract if:

     o    you apply for it or materially change it on or after June 21, 1988 and
     o the premiums you pay in the first seven years of the policy, or the first seven years following a material change, exceed certain limits.

Also, any life insurance policy you receive in exchange for a modified endowment is itself a modified endowment.

We have procedures for monitoring whether your policy may become a modified endowment contract. We calculate modified endowment limits when we issue the policy. We base these limits on the benefits we provide under the policy and on the risk classification of the insured. We recalculate these limits later if certain increases or reductions in benefits occur.

Increases in benefits: We recalculate limits when an increase is a "material change." Almost any increase you request, such as an increase in specified amount, the addition of a rider benefit or an increase in an existing rider benefit, is a material change. An automatic increase under the terms of your policy, such as an increase in death benefit due to operation of the applicable percentage table described in the "Proceeds payable upon death" section or an increase in policy value growth under Option 2, generally is not a material change. A policy becomes a modified endowment if premiums you pay in the early years following a material change exceed the recalculated limits.

Reductions in benefits: When you reduce benefits within seven years after we issue the policy or after the most recent material change, we recalculate the limits as if the reduced level of benefits had always been in effect. In most cases, this recalculation will further restrict the amount of premiums that you can pay without exceeding modified endowment limits. If the premiums you have already paid exceed the recalculated limits, the policy becomes a modified endowment even if you do not pay any further premiums.

Distributions affected: Modified endowment rules apply to distributions in the year the policy becomes a modified endowment and in all subsequent years. In addition, the rules apply to distributions taken two years before the policy becomes a modified endowment because the IRS presumes that you took a distribution in anticipation of that event.

Serial purchase of modified endowments: The IRS treats all modified endowments issued by the same insurer (or possibly affiliated companies of the insurer) to the same owner during any calendar year as one policy for purposes of determining the amount of any loan or distribution that is taxable.

Penalty tax: If a policy is a modified endowment, the taxable portion of pre-death proceeds from a full surrender, maturity, lapse, partial surrender, policy loan or assignment of policy value or certain payment options may be subject to a 10% penalty tax unless:

     o    the distribution occurs after the owner attains age 59 1/2;
     o the distribution is attributable to the owner becoming disabled (within the meaning of Code Section 72(m)(7); or
     o the distribution is part of a series of substantially equal periodic payments made at least once a year over the life (or life expectancy) of the owner or over the joint lives (or life expectancies) of the owner and the owner's beneficiary.

OTHER TAX CONSIDERATIONS

Interest paid on policy loans: If you use a policy loan for personal purposes, interest paid on the loan is not tax-deductible. Other rules apply if you use the loan for trade or business or investment purposes or if a business or corporation owns the policy from which the loan is taken.

Policy changes: Changing ownership, exchanging or assigning the policy may have tax consequences, depending on the circumstances.

Other taxes: Federal estate tax, state and local estate tax, inheritance tax, gift tax and other tax consequences of ownership or receipt of policy proceeds also will depend on the circumstances.

Tax-deferred retirement plans: The policy may be used in conjunction with certain retirement plans that are already tax-deferred under the Code. The policy will not provide any necessary or additional tax deferral if it is used to fund a retirement plan that is tax-deferred. Since the rules governing such use are complex, a purchaser should consult a competent pension consultant.

On July 6, 1983, the Supreme Court held in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employee's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex. Since the policy's cost of insurance rates and purchase rates for certain settlement options distinguish between men and women, employers and employee organizations should consult with legal counsel before purchasing the policy for any employment-related insurance or benefit program.

IDS Life of New York

IDS Life of New York is a stock life insurance company organized under the laws of the State of New York in 1972. Our address is 20 Madison Avenue Extension, Albany, NY 12203.

IDS Life of New York is licensed in New York and North Dakota, and it conducts a conventional life insurance business in the state of New York. All annuity contracts and insurance policies issued by IDS Life of New York, including the policy described in this prospectus, are non-participating.

OWNERSHIP

IDS Life of New York, a New York corporation, is a wholly-owned subsidiary of IDS Life, a Minnesota corporation, which is a wholly-owned subsidiary of American Express Financial Corporation (AEFC). AEFC, a Delaware corporation, is a wholly owned subsidiary of American Express Company.

The AEFC family of companies offers not only insurance and annuities, but also mutual funds, investment certificates and a broad range of financial management services.

Besides managing investments for all funds in the American Express(R) Funds, AEFC manages investments for itself and its subsidiaries, American Express Certificate Company and IDS Life Insurance Company. Total assets under management as of the most recent fiscal year were more than $262 billion.

STATE REGULATION

IDS Life of New York is subject to the laws of New York governing insurance companies and to regulation by the New York Department of Insurance. IDS Life of New York files an annual statement in a prescribed form with New York's Department of Insurance. IDS Life of New York's books and accounts are subject to review by the New York Department of Insurance at all times and a full examination of its operations is conducted periodically. Such regulation does not, however, involve any supervision of management or investment practices or policies.

DISTRIBUTION OF THE POLICY

American Express Financial Advisors, Inc., a registered broker/dealer and an affiliate of IDS Life of New York, is the sole distributor of the policy.

IDS Life of New York pays its representatives a commission of up to 47.5% of the initial minimum monthly premium (annualized) when the policy is sold, plus 3% of all premiums in excess of 12 times the minimum monthly premium. IDS Life of New York pays additional commissions if an increase in coverage occurs. IDS Life of New York also pays approximately 27% of the total representative's commission to the field vice presidents and district sales managers of the selling representative.

LEGAL PROCEEDINGS

A number of lawsuits have been filed against life and health insurers in jurisdictions in which IDS Life of New York and its affiliates do business involving insurers' sales practices, alleged agent misconduct, failure to properly supervise agents, and other matters. IDS Life is a defendant in three class action lawsuits of this nature. IDS Life of New York is a named defendant on one of these suits.

Richard Thoresen and Elizabeth Thoresen vs. AEFC, American Partners Life Insurance Company, American Enterprise Life Insurance Company, American Centurion Life Assurance Company, IDS Life Insurance Company and IDS Life Insurance Company of New York, was commenced in Minnesota State Court in October 1998. The action was brought by individuals who purchased an annuity in a qualified plan. The plaintiffs allege that the sale of annuities in tax-deferred contributory retirement investment plans (e.g. IRA's) is never appropriate. The plaintiffs purport to represent a class consisting of all persons who made similar purchases. The plaintiffs seek damages in an unspecified amount.

IDS Life of New York is included as a party to a preliminary settlement of all three class action lawsuits. We believe this approach will put these cases behind us and provide a fair outcome for our clients. Our decision to settle does not include any admission of wrongdoing. We do not anticipate that this proposed settlement or any other lawsuits in which IDS Life of New York is a defendant, will have a material adverse effect on our financial condition.

YEAR 2000

The Year 2000 issue is the result of computer programs having been written using two digits rather than four to define a year. Any programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than 2000. This could result in the failure of major systems or miscalculations, which could have a material impact on the operations of IDS Life of New York and the Variable Account. All of the major systems used by IDS Life of New York and the Variable Account are maintained by AEFC and are utilized by multiple subsidiaries and affiliates of AEFC. IDS Life of New York's and the Variable Account's businesses are heavily dependent upon AEFC's computer systems and have significant interaction with systems of third parties.

A comprehensive review of AEFC's computer systems and business processes, including those specific to IDS Life of New York and the Variable Account, was conducted to identify the major systems that could be affected by the Year 2000 issue. Steps were taken to resolve potential problems including modification to existing software and the purchase of new software. As of Dec. 31, 1999, AEFC had completed its program of corrective measures on its internal systems and applications, including Year 2000 compliance testing. As of Dec. 31, 1999, AEFC had also completed an evaluation of the Year 2000 readiness of other third parties whose system failures could have an impact on IDS Life of New York's and the Variable Account's operations.

AEFC's Year 2000 project also included establishing Year 2000 contingency plans for all key business units. Business continuation plans, which address business continuation in the event of a system disruption, are in place for all key business units. As of Dec. 31, 1999, these plans had been amended to include specific Year 2000 considerations.

In assessing its Year 2000 initiatives and the results of actual production since Jan. 1, 2000, management believes no material adverse consequences were experienced, and there was no material effect on IDS Life of New York's and the Variable Account's business, results of operations, or financial condition as a result of the Year 2000 issue.

EXPERTS

Ernst & Young LLP, independent auditors, have audited the consolidated financial statements of IDS Life Insurance Company of New York at Dec. 31, 1999 and 1998, and for each of the three years in the period ended Dec. 31, 1999, and the individual and combined financial statements of the segregated asset subaccounts of the IDS Life of New York Account 8 - Flexible Premium Variable Life Subaccounts (comprised of subaccounts YEQ, YGS, YIN, YIT, YMA, YMN, YGI, YNO and
YO4) at Dec. 31, 1999, and for each of the three years in the period then ended, as set forth in their reports. We've included our financial statements in the prospectus in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

Actuarial matters included in the prospectus have been examined by Mark Gorham, F.S.A., M.A.A.A., Actuarial Director, Insurance Product Development, as stated in his opinion filed as an exhibit to the Registration Statement.

Management of IDS Life of New York

Directors

Timothy V. Bechtold

Director since April 1999; president since 1998, Risk Management Products since December 1999; vice president, Risk Management Products, IDS Life Insurance Company from January 1995 to December 1999; vice president, Insurance Product Development, IDS Life Insurance Company from May 1989 to December 1994.

Maureen A. Buckley

Director since April 1999; vice president, chief operating officer and consumer affairs officer and claims officer since 1998; chief operating officer and consumer affairs officer, American Centurion Life Assurance Company, since March 1995; supervisor, IDS Life of New York from September 1989 to March 1995.

Rodney P. Burwell

Director since April 1999; chairman, Xerxes Corporation (manufacturing), since 1969.

John Cattau

Director since April 1999; vice president, American Express Financial Direct, since November 1997; manager, American express Financial Direct from June 1992 to November 1997.

Robert R. Grew

Lawyer and Partner, Carter, Ledyard & Milburn, NYC, since 1957.

Jean B. Keffeler

Director since April 1999; business and management consultant since 1991.

Richard W. Kling

Chairman of the board, IDS Life of New York, since April 1994; director, IDS Life since February 1984; President, IDS Life, since March 1994; executive vice president, Marketing and Products, IDS Life, from January 1988 to March 1994; senior vice president, Risk Management Products, AEFC, since May 1994; vice president, AEFC, from January 1988 to May 1994; director and president of IDS Life Series Fund, Inc.; and chairman of the board of managers and president of IDS Life Variable Annuity Funds A and B.

Thomas R. Mcburney

Director since April 1999;  president,  McBurney  Management  Associates,  since
1990.

Edward J. Muhl

Director since April 1999; vice chairman, Peterson Consulting LLP, since January 1997; superintendent of insurance, New York State from January 1995 to December 1996; senior vice president, Reliance Insurance Group from November 1991 to January 1995.

Thomas V. Nicolosi

Director since October 1996; group vice president, AEFA, from January 1995 to present; field vice president, AEFA, from January 1988 to December 1994.

Stephen P. Norman

Secretary, American Express, since 1982.

Richard M. Starr

Director since October 1996; managing counsel, American Express Company, since March 1995; senior counsel American Express Company, from May 1992 to March 1995; counsel American Express Company from June 1989 to May 1992.

Michael R. Woodward

Senior vice president, Field Management, AEFC, since June 1991; region vice president, Atlantic Region, AEFC, from 1988 to June 1991.

Principal officers other than directors

Darrell C. Beckstrom

Underwriting officer since 1994; underwriting technical manger, IDS Life, since 1990; senior underwriter, IDS Life, from 1987 to 1992.

Jeffrey W. Sullivan, M.D.

Medical director since 1998.

Lorraine R. Hart

Vice President-Investments since December 1999; investment officer since March 1992; vice president, Insurance Investments, IDS Life, since October 1989.

Eric L. Marhoun

General counsel and secretary since 1998; group counsel and vice president, AEFA, since 1997; counsel AEFA, from 1996 to 1997; associate counsel, AEFA, from 1995 to 1996; associate, Meagher & Gear, from 1991 to 1995.

Jeffrey S. Horton

Vice president and treasurer since December 1999; vice president, treasurer and assistant secretary, IDS Life, since December 1997; vice president and corporate treasurer, AEFC, since December 1997; controller, American Express Technologies-Financial Services, AEFC, from July 1997 to December 1997; controller, Risk Management Products, AEFC, from May 1994 to July 1997; director of finance and analysis, Corporate Treasury, AEFC from June 1990 to May 1994.

The officers, employees and sales force of IDS Life of New York are bonded, in the amount of $100 million, by virtue of a blanket fidelity bond issued to American Express Company by Saint Paul Fire and Marine, the lead underwriter.

Other information

The variable account has filed a registration statement with the SEC. For further information concerning the policy, the variable account and IDS Life of New York, please refer to the registration statement. You can find the registration statement on the SEC's web site at http://www.sec.gov.

SUBSTITUTION OF INVESTMENTS

We may change the funds from which the subaccounts buy shares if: the existing funds become unavailable; or in the judgment of IDS Life of New York the funds are no longer suitable for the subaccounts. If these situations occur, we have the right to substitute the funds held in the subaccounts for other registered, open-end management investment companies as long as we believe it would be in the best interest of persons having voting rights under the policies.

In the event of any such substitution or change, IDS Life of New York may, without the consent or approval of owners, amend the policy and take whatever action is necessary and appropriate. However, we will not make any substitution or change without any necessary approval of the SEC or state insurance departments. IDS Life of New York will notify owners within five days of any substitution or change.

VOTING RIGHTS

As a policy owner with investments in any subaccount, you may vote on important fund matters. Each share of a fund has one vote. On some issues, such as election of directors of IDS Life Series Fund, all shares of the IDS Life Series Fund Portfolios vote together as one series. When electing directors, all shares of IDS Life Series Fund Portfolios have cumulative voting rights. Cumulative voting means that shareholders are entitled to a number of votes equal to the number of shares they hold multiplied by the number of directors to be elected and they have the right to divide votes among candidates.

On an issue affecting only one fund -- for example, a fundamental investment restriction pertaining only to that fund -- its shares vote as a separate series. If shareholders of a particular fund vote approval of an agreement, the agreement becomes effective with respect to that fund, whether or not it is approved by shareholders of the other funds.

IDS Life of New York is the owner of all fund shares and therefore holds all voting rights. However, IDS Life of New York will vote the shares of each fund according to instructions we receive from owners. If we do not receive timely instructions from you, we will vote your shares in the same proportion as the shares for which we do receive instructions. IDS Life of New York also will vote fund shares that are not otherwise attributable to owners in the same proportion as those shares in that subaccount for which we receive instructions.

We determine the number of fund shares in each subaccount for which you may give instructions by applying your percentage interest in the subaccount to the total number of votes attributable to the subaccount. We will determine that number as of a date we choose that is 60 days or less before the meeting of the fund. We will send you notice of each shareholder meeting, together with any proxy solicitation materials and a statement of the number of votes for which you are entitled to give instructions.

Under certain conditions, IDS Life of New York may disregard voting instructions that would change the goals of one or more of the funds or would result in approval or disapproval of an investment advisory contract. If IDS Life of New York does disregard voting instructions, we will advise you of that action and the reasons for in our next report to owners.

REPORTS

At least once a year IDS Life of New York will mail to you, at your last known address of record, a report containing all information required by law or regulation, including a statement showing the current policy value.

Policy Illustations

The following tables illustrate how policy values, cash surrender values and death benefits may change with the investment experience of the subaccount. The tables show how these amounts might vary, for a 35-year-old male nonsmoker, under Death Benefit Option 1, if:

     o    the annual rate of return of the fund is 0%, 6% or 12%.
     o the cost of insurance rates and policy fees are current rates or guaranteed rates and fees.

This type of illustration involves a number of detailed assumptions. (See chart, "Understanding the illustrations.") To the extent that your own circumstances differ from those assumed in the illustrations, your expected results also would differ.

Upon request, we will furnish you with comparable tables illustrating death benefits, policy values and cash surrender values based on the actual age of the person you propose to insure and on an initial specified amount and premium payment schedule. In addition, after you have purchased a policy, you may request illustrations based on policy values at the time of request.

UNDERSTANDING THE ILLUSTRATIONS:

Rates of return: assumes uniform, gross, after-tax, annual rates of 0%, 6% or 12% for the fund. Results would differ depending on allocations among the subaccounts, if returns averaged 0%, 6% and 12% for the fund as a whole but differed across portfolios.

Insured: assumes a male insurance age 35, in a standard risk classification, qualifying for the nonsmoker rate. Results would be lower if the insured were in a substandard risk classification or did not qualify for the non-smoker rate.

Premiums: assumes a $900 premium is paid in full at the beginning of each policy year. Results would differ if premiums were paid on a different schedule.

Policy loans and partial withdrawals: assumes that none have been made. (Since we assume indebtedness is zero, the cash surrender value in all cases equals the policy value minus the surrender charge.)

Effect of expenses and charges

The death benefit, policy value and cash surrender value reflect the following charges:

     o    Premium expense charge: 3.5% of each premium payment.

     o Cost of insurance charge for the sex, age and rate classification for the assumed insured.

     o    Policy fee: $5 per month.

The expenses paid by the fund and charges made against the subaccounts as described below:

The net investment return of the subaccounts, shown in the tables, is lower than the gross, after-tax return of the fund or trust because we deducted the expenses paid by the fund and charges made against the subaccounts. These include:

     o the daily investment management fee paid by the fund, assumed to be equivalent to an annual rate of 0.73% of the fund's average daily net assets; the assumed investment management fee is approximately equal to a simple average of the investment management fees, based on assets of the subaccounts, of the funds available under the policy. The actual charges you incur will depend on how you choose to allocate policy value. See Fund expenses in the Loads, Fees and Charges section of this prospectus for additional information;

     o the 12b-1 fee, assumed to be equivalent to an annual rate of 0.09% of the fund's average daily net assets.

     o the daily mortality and expense risk charge, equivalent to 0.9% of the daily net asset value of the subaccounts annually for the first 10 policy years and 0.45% thereafter, we reserve the right to charge up to 0.9% for all policy years; and

     o a nonadvisory expense charge assumed to be equivalent to an annual rate of 0.17% of each fund's average daily net assets for direct expenses incurred by the fund. The actual charges you incur will depend on how you choose to allocate policy value. See Fund expenses in the Loads, Fees, and Charges section of this prospectus for additional information.

After deduction of the expenses and charges described above, the illustrated gross annual investment rates of return correspond to the following approximate net annual rates of return:

                             Net annual rate of         Net annual rate of         Net annual rate of
Gross annual investment      return for "Guaranteed     return for "Current        return for "Current
rate                         costs assumed"             costs assumed"             costs assumed"
Of return                    illustration               illustration, years 1-10   illustration, years 11
                                                                                   and after

 0%                          (1.87)%                    (1.87)%                    (1.43)%

 6                            4.02                       4.02                       4.48

12                            9.90                       9.90                      10.40


Taxes: Results shown in the tables reflect the fact that IDS Life of New York does not currently charge the subaccounts for federal income tax. If we take such a charge in the future, the portfolios will have to earn more than they do now in order to produce the death benefits and policy values illustrated.


Illustration
----------------------------------------------------------------------------------------------------------------------------
Initial specified amount $100,000                        Male age 35              Current costs assumed
Death benefit Option 1                                   nonsmoker                Annual premium $900
-----------------------------------------------------------------------------------------------------------------------------
        Premium          Death benefit (1)(2)               Policy value (1)(2)             Cash surrender value (1)(2)
        accumulated      assuming hypothetical gross        assuming hypothetical gross     assuming hypothetical gross
End of  with annual      annual investment return of        annual investment return of     annual investment return of
policy  interest
year    at 5%            0%           6%         12%          0%        6%          12%         0%         6%        12%
-----------------------------------------------------------------------------------------------------------------------------
1               945      $100,000    $100,000   $100,000        $625      $669         $713        $-          $-         $-
2              1937      $100,000    $100,000   $100,000      $1,231    $1,358       $1,489      $330        $457       $588
3              2979      $100,000    $100,000   $100,000      $1,816    $2,063       $2,331      $915      $1,162     $1,430
4              4073      $100,000    $100,000   $100,000      $2,375    $2,783       $3,243    $1,474      $1,882     $2,342
5              5222      $100,000    $100,000   $100,000      $2,914    $3,522       $4,236    $2,013      $2,621     $3,335

6              6428      $100,000    $100,000   $100,000      $3,427    $4,275       $5,311    $2,706      $3,554     $4,590
7              7694      $100,000    $100,000   $100,000      $3,915    $5,042       $6,477    $3,374      $4,501     $5,937
8              9024      $100,000    $100,000   $100,000      $4,377    $5,825       $7,745    $4,017      $5,465     $7,385
9             10420      $100,000    $100,000   $100,000      $4,813    $6,622       $9,123    $4,633      $6,441     $8,942
10            11886      $100,000    $100,000   $100,000      $5,219    $7,430      $10,618    $5,219      $7,430    $10,618

11            13425      $100,000    $100,000   $100,000      $5,620    $8,286      $12,298    $5,620      $8,286    $12,298
12            15042      $100,000    $100,000   $100,000      $5,991    $9,159      $14,134    $5,991      $9,159    $14,134
13            16739      $100,000    $100,000   $100,000      $6,334   $10,049      $16,145    $6,334     $10,049    $16,145
14            18521      $100,000    $100,000   $100,000      $6,645   $10,956      $18,348    $6,645     $10,956    $18,348
15            20392      $100,000    $100,000   $100,000      $6,923   $11,878      $20,762    $6,923     $11,878    $20,762

16            22356      $100,000    $100,000   $100,000      $7,162   $12,811      $23,409    $7,162     $12,811    $23,409
17            24419      $100,000    $100,000   $100,000      $7,361   $13,753      $26,311    $7,361     $13,753    $26,311
18            26585      $100,000    $100,000   $100,000      $7,511   $14,699      $29,495    $7,511     $14,699    $29,495
19            28859      $100,000    $100,000   $100,000      $7,614   $15,649      $32,994    $7,614     $15,649    $32,994
20            31247      $100,000    $100,000   $100,000      $7,658   $16,594      $36,838    $7,658     $16,594    $36,838

Age 60        45102      $100,000    $100,000   $100,000      $6,836   $21,109      $62,886    $6,836     $21,109    $62,886
Age 65        62785      $100,000    $100,000   $118,793      $3,624   $24,752     $106,341    $3,624     $24,752   $106,341


(1) Assumes no policy loans or partial withdrawals have been made.

(2) Assumes a $900 premium is paid at the beginning of each policy year. Values will be different if premiums are paid in different amounts or with a different frequency.

The above hypothetical investment results are illustrative only and you should not consider them to be a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, policy value and cash surrender value would be different from those shown if returns averaged 0%, 6% and 12% over a period of years, but fluctuated above and below those averages for individual policy years. We cannot represent that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.


Illustration
----------------------------------------------------------------------------------------------------------------------------
Initial specified amount $100,000                        Male age 35              Guaranteed costs assumed
Death benefit Option 1                                   nonsmoker                Annual premium $900
-----------------------------------------------------------------------------------------------------------------------------
        Premium          Death benefit (1)(2)               Policy value (1)(2)             Cash surrender value (1)(2)
        accumulated      assuming hypothetical gross        assuming hypothetical gross     assuming hypothetical gross
End of  with annual      annual investment return of        annual investment return of     annual investment return of
policy  interest
year    at 5%            0%           6%         12%          0%        6%          12%         0%         6%        12%
-----------------------------------------------------------------------------------------------------------------------------

1              945       $100,000   $100,000  $100,000      $625      $669        $713       $-         $-         $-
2             1937       $100,000   $100,000  $100,000    $1,231    $1,358      $1,489     $330       $457       $588
3             2979       $100,000   $100,000  $100,000    $1,816    $2,063      $2,331     $915     $1,162     $1,430
4             4073       $100,000   $100,000  $100,000    $2,375    $2,783      $3,243   $1,474     $1,882     $2,342
5             5222       $100,000   $100,000  $100,000    $2,914    $3,522      $4,236   $2,013     $2,621     $3,335

6             6428       $100,000   $100,000  $100,000    $3,427    $4,275      $5,311   $2,706     $3,554     $4,590
7             7694       $100,000   $100,000  $100,000    $3,915    $5,042      $6,477   $3,374     $4,501     $5,937
8             9024       $100,000   $100,000  $100,000    $4,377    $5,825      $7,745   $4,017     $5,465     $7,385
9            10420       $100,000   $100,000  $100,000    $4,813    $6,622      $9,123   $4,633     $6,441     $8,942
10           11886       $100,000   $100,000  $100,000    $5,219    $7,430     $10,618   $5,219     $7,430    $10,618

11           13425       $100,000   $100,000  $100,000    $5,594    $8,248     $12,242   $5,594     $8,248    $12,242
12           15042       $100,000   $100,000  $100,000    $5,938    $9,077     $14,008   $5,938     $9,077    $14,008
13           16739       $100,000   $100,000  $100,000    $6,249    $9,915     $15,930   $6,249     $9,915    $15,930
14           18521       $100,000   $100,000  $100,000    $6,525   $10,760     $18,022   $6,525    $10,760    $18,022
15           20392       $100,000   $100,000  $100,000    $6,764   $11,611     $20,300   $6,764    $11,611    $20,300

16           22356       $100,000   $100,000  $100,000    $6,961   $12,462     $22,782   $6,961    $12,462    $22,782
17           24419       $100,000   $100,000  $100,000    $7,112   $13,310     $25,485   $7,112    $13,310    $25,485
18           26585       $100,000   $100,000  $100,000    $7,211   $14,149     $28,432   $7,211    $14,149    $28,432
19           28859       $100,000   $100,000  $100,000    $7,252   $14,973     $31,644   $7,252    $14,973    $31,644
20           31247       $100,000   $100,000  $100,000    $7,229   $15,776     $35,150   $7,229    $15,776    $35,150

Age 60       45102       $100,000   $100,000  $100,000    $5,934   $19,254     $58,392   $5,934    $19,254    $58,392
Age 65       62785       $100,000   $100,000  $117,459    $1,657   $20,822     $96,278   $1,657    $20,822    $96,278


(1) Assumes no policy loans or partial withdrawals have been made.

(2) Assumes a $900 premium is paid at the beginning of each policy year. Values will be different if premiums are paid in different amounts or with a different frequency.

The above hypothetical investment results are illustrative only and you should not consider them to be a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, policy value and cash surrender value would be different from those shown if returns averaged 0%, 6% and 12% over a period of years, but fluctuated above and below those averages for individual policy years. We cannot represent that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

Key Terms

These terms can help you understand details about your policy.

Accumulation unit: An accounting unit used to calculate the policy value of the subaccounts prior to the insured's death.

Attained insurance age: The insured's insurance age plus the number of policy anniversaries since the policy date. Attained insurance age changes only on a policy anniversary.

Cash surrender value: Proceeds received if you surrender the policy in full, or the policy matures. The cash surrender value equals the policy value minus indebtedness and any applicable surrender charges.

Close of business: Closing time of the New York Stock Exchange, normally 4 p.m., Eastern time.

Code: The Internal Revenue Code of 1986, as amended.

Fixed account: The general investment account of IDS Life of New York. The fixed account is made up of all of IDS Life of New York's assets other than those held in any separate account.

Fixed account value: The portion of the policy value that you allocate to the fixed account, including indebtedness.

Funds: Mutual funds or portfolios, each with a different investment objective. (See "The funds.") Each of the subaccounts of the variable account invests in a specific one of these funds.

IDS Life of New York: In this prospectus, "we", "us", "our" and "IDS Life of New York" refer to IDS Life Insurance Company of New York.

Indebtedness: All existing loans on the policy plus interest that has either been accrued or added to the policy loan.

Insurance age: The insured's age, based upon his or her last birthday on the date of the application.

Insured: The person whose life is insured by the policy.

Maturity date: The insured's attained insurance age 100, if living.

Minimum monthly premium: The premium required to keep the NLG in effect. We show the minimum monthly premium in your policy.

Monthly date: The same day each month as the policy date. If there is no monthly date in a calendar month, the monthly date is the first day of the next calendar month.

Net amount at risk: A portion of the death benefit, equal to the total current death benefit minus the policy value. This is the amount to which we apply cost of insurance rates in determining the monthly cost of insurance.

Net premium: The premium paid minus the premium expense charge.

No lapse guarantee (NLG): A feature of the policy guaranteeing that the policy will not lapse for five policy years. The guarantee is in effect if you meet certain premium payment requirements.

Owner: The entity(ies) to which, or individual(s) to whom, we issue the policy or to whom you subsequently transfer ownership. In the prospectus "you" and "your" refer to the owner.

Policy anniversary: The same day and month as the policy date each year the policy remains in force.

Policy date: The date we issue the policy and from which we determine policy anniversaries, policy years and policy months.

Policy value: The sum of the fixed account value plus the variable account value.

Proceeds: The amount payable under the policy as follows:

     o Upon death of the insured prior to the maturity date, proceeds will be the death benefit in effect as of the date of the insured has death, minus any indebtedness.

     o    On the maturity date, proceeds will be the cash surrender value.

     o On surrender of the policy prior to the maturity date, the proceeds will be the cash surrender value.

Risk classification: A group of insureds that IDS Life of New York expects will have similar mortality experience.

Scheduled premium: A premium you select at the time of application, of a level amount, at a fixed interval of time.

Specified amount: An amount we use to determine the death benefit and the proceeds payable upon death of the insured prior to the maturity date. We show the initial specified amount in your policy.

Subaccount(s): One or more of the investment divisions of the variable account, each of which invests in a particular fund.

Surrender charge: A charge we assess against the policy value at the time of surrender, or if the policy lapses, during the first 10 years of the policy and for 10 years after an increase in coverage.

Valuation date: A normal business day, Monday through Friday, on which the New York Stock Exchange is open. We set the value of each subaccount at the close of business on each valuation date.

Valuation period: The interval commencing at the close of business on each valuation date and ending at the close of business on the next valuation date.

Variable account: IDS Life of New York Account 8 consisting of subaccounts, each of which invests in a particular fund. The policy value in each subaccount depends on the performance of the particular fund.

Variable account value: The sum of the values that you allocate to the subaccounts of the variable account.

[Financial Information]

                                     PART II

                          UNDERTAKINGS TO FILE REPORTS

         Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission hereto or hereafter duly adopted pursuant to authority conferred in that section.

                              RULE 484 UNDERTAKING

The By-Laws of IDS Life Insurance Company of New York provide that:

To the extent permitted and in the manner prescribed by law, the Corporation shall indemnify any person made, or threatened to be made, a party to any action, suit or proceeding, civil or criminal, by reason of the fact that he, his testator or intestate, is or was Director or officer of the Corporation or of any other corporation of any type or kind, domestic or foreign, which he served in any capacity at the request of the Corporation, against judgments, fines, amounts paid in settlement and reasonable expenses (which the Corporation may advance), including attorney's fees, actually and necessarily incurred as a result of such action, suit or proceeding, or any appeal therein.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

 REPRESENTATION PURSUANT TO SECTION 205 OF THE NATIONAL SECURITIES MARKET
                            IMPROVEMENT ACT OF 1996

The sponsoring insurance company represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

                    REPRESENTATIONS PURSUANT TO RULE 6e-3 (T)

This filing is made pursuant to Rule 6c-3 and 6e-3 (T) under the Investment Company Act of 1940.

                     CONTENTS OF THE REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

         The facing sheet.

         The prospectus consisting of 56 pages.

         The undertakings to file reports.

         The signatures.

         The following exhibits:

         1.A. Copies of all exhibits required by paragraph A of instructions for Exhibits in Form N-8B-2 to the Registration Statement.

                  (1)      Resolution of Board of Directors of IDS Life of
                           New York authorizing the Trust, adopted September 12, 1985, filed as Exhibit 1.A.(1) to Registrant's Form N-8B-2 with Port-Effective Amendment No. 11 , File No. 33-15290 is incorporated herein by reference.

                  (2)      Not applicable.

                  (3)      (a)      Not applicable.

                           (b)      (1)     Form of Explanation of New York
                                            Sales Agreement*

                                    (2)     Form of Personal Financial Planner's
                                            Agreement with IDS Financial
                                            Services Inc.*

                                    (3)     Form of Personal Financial Planner's
                                            Agreement with IDS Life
                                            Insurance Company of New York*

                                    (4)     Form of Field Trainer's Rider to
                                            Personal Financial Planner's
                                            Agreement.*

                                    (5)     Form of District Manager's Rider to
                                            Personal Financial
                                            Planner's Agreement.*

                                    (6)     Form of New York District Manager -
                                            Insurance Rider to Personal
                                            Financial Planner Agreement.*

                                    (7)     Form of Division Manager's Agreement
                                            with IDS Financial Services Inc.*

                                    (8)     Form of New York Division Manager -
                                            Insurance Rider to Division
                                            Manager's Agreement with IDS
                                            Financial Services Inc.*

                                    (9)     Form of Field President Agreement
                                            with American Express Financial
                                            Advisors Inc.**

                                    (10)    Form of Recruiting and Training
                                            Manager License Agreement with IDS
                                            Life Insurance Company of
                                            New York.**

                                    (11)    Form of Group Vice President
                                            Agreement with American Express
                                            Financial Advisors Inc.**

                                    (12)    Form of IDS Paraplanner License
                                            Agreement with IDS Life Insurance
                                            Company of New York.**

                           (c) Schedules of Sales Commissions to be filed by amendment.

                  (4)      Not applicable.

                  (5)      (a)      Flexible Premium Variable Life Insurance
                                    Policy (VUL3-NY) to be filed by amendment.

                           (b) Waiver of Monthly Deduction Rider for Total Disability to be filed by amendment.

                           (c) Accidental Death Benefit Rider to be filed by amendment.

                           (d)      Other Insured Rider to be filed by
                                    amendment.

                           (e) Children's Term Insurance Rider to be filed by amendment.

                           (f) Automatic Increase Benefit Rider to be filed by amendment.

                  (6)      (a)      Certificate of Incorporation of IDS Life
                                    Insurance Company of New York, dated
                                    July 23, 1957.*

                           (b) Amended By-Laws of IDS Life Insurance Company of New York.*

                  (7)      Not applicable.

                  (8)      (a)      Form  of  Investment   Management   and
                                    Services Agreement dated December 17, 1985, between IDS Life of New York and IDS Life of
                                    New York Series Fund, Inc.*

                           (b) Form of Investment Advisory Agreement dated July 11, 1984, between IDS Life of New York and IDS Financial Services Inc. relating to the Variable Account.*

                           (c) Addendum to Investment Management and Services Agreement.***

                           (d)      Addendum to Investment Advisory
                                    Agreement.***

                           (e) Form of Participation Agreements to be filed by amendment.

                  (9)               None.

                  (10)     (a)      Application form for the Flexible Premium
                                    Variable Life Insurance Policy to be filed by amendment.

                           (b) Application form for Life and Disability Income Insurance.**

                  (11) IDS Life Insurance Company of New York's Description of Transfer and Redemption Procedures and Method of Conversion to Fixed Benefit Policies to be filed by amendment.

         B.       (1)      Not applicable.

                  (2)      Not applicable.

         C.       Not applicable.

2.       Opinion of counsel to be filed by amendment.

3.       Not applicable.

4.       Not applicable.

5.       Not applicable.

6.       Actuarial Opinion to be filed by amendment.

7.       Written actuarial consent to be filed by amendment.

8.       Written auditor consent of Ernst & Young LLP to be filed by amendment.

9. Power of Attorney to sign amendments to this Registration Statement dated April 14, 1999 filed electronically as Exhibit 9 to Post-Effective Amendment No. 1 to Registration Statement, File No. 333-42257, is incorporated herein by reference.

* All of these exhibits are incorporated by reference to Amendment No. 3 to the Registration Statement to form N-8B-2 File No. 811-05213.

** All of these exhibits are incorporated by reference to Amendment No. 4 to the Registration Statement to form N-8B-2 File No. 811-05213.

*** All of these exhibits are incorporated by reference to the original Registration Statement to form S-6, File No. 333-42257

**** All of these exhibits are incorporated by reference to Pre-Effective No. 1 to the Registration Statement to Form S-6, File No. 333-42257.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, IDS Life Insurance Company of New York, on behalf of the Registrant, certifies that it meets all of the requirements for effectiveness of this Amendment to its Registration Statement pursuant to Rule 485(b) under the Securities Act of 1933 and has duly caused this Amendment to its Registration Statement to be signed on behalf of the Registrant by the undersigned, thereunto duly authorized, in this City of Minneapolis, and State of Minnesota on the 28th day of August, 2000.


                            IDS Life of New York Account 8
                            __________________________________________
                                              (Registrant)

                            By IDS Life Insurance Company of New York
                            ___________________________________________
                                              (Sponsor)

                            By /s/   Richard W. Kling*
                            ___________________________________________
                                     Richard W. Kling, Director and
                                     Chairman of the Board


Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities indicated on the 28th day of August, 2000:

Signature                                            Title

/s/  Richard W. Kling*                               Director and Chairman of
 ------------------------------------                the Board
     Richard W. Kling

/s/  Timothy V. Bechtold*                            Director and President
------------------------------------
     Timothy V. Bechtold

/s/  Maureen A. Buckley*                             Director, Vice President,
------------------------------------                 Chief Operating Officer,
     Maureen A. Buckley                              Consumer Affairs Officer
                                                     and Claims Officer

/s/  Rodney P. Burwell*                              Director
------------------------------------
     Rodney P. Burwell

/s/  John R. Cattau*                                 Director
------------------------------------
     John R. Cattau

/s/  Robert R. Grew*                                 Director
------------------------------------
     Robert R. Grew

/s/  Jeffrey S. Horton*                              Vice President and
------------------------------------                 Treasurer
     Jeffrey S. Horton

/s/  Jean B. Keffeler*                               Director
------------------------------------
     Jean B. Keffeler

/s/  Thomas R. McBurney*                             Director
------------------------------------
     Thomas R. McBurney

/s/  Edward J. Muhl*                                 Director
------------------------------------
     Edward J. Muhl

/s/  Thomas V. Nicolosi*                             Director
------------------------------------
     Thomas V. Nicolosi

/s/  Stephen P. Norman*                              Director
------------------------------------
     Stephen P. Norman

/s/  Richard M. Starr*                               Director
------------------------------------
     Richard M. Starr

/s/  Philip C. Wentzel*                              Vice President and
------------------------------------                 Controller
     Philip C. Wentzel

/s/  Michael R. Woodward*                            Director
------------------------------------
     Michael R. Woodward


*Signed pursuant to Power of Attorney dated April 14, 1999 filed as Exhibit No. 9 to this Amendment to the Registration Statement on Form S-6, File No. 333-42257 and is incorporated herein by reference.


By:


/s/  Mary Ellyn Minenko
     Mary Ellyn Minenko
     Counsel and Assistant Secretary